Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

PUBLIC INTEREST STATEMENT

I. INTRODUCTION AND SUMMARY

Verizon and MCI have decided to combine their complementary assets and expertise in order to create a stronger and more efficient competitor. This transaction is an outgrowth of the rapidly evolving and increasingly competitive communications industry. It reflects and will advance a much broader restructuring of the industry around new technologies, new services, and new providers. By doing so, the transaction will strongly benefit all kinds of customers and thereby promote the public interest.

The transformation of the communications industry is a result of profound changes in technology. The deployment of digital, two-way, broadband capabilities, along with the growth of IP-based technologies, has finally brought about the long-anticipated “convergence” among once-separate networks and providers. Wireline voice, data, cable, wireless, and satellite networks are now all capable of delivering an increasing array of innovative voice, data, and video services faster than ever before. Larger business and mass-market customers alike have enthusiastically adopted these new technologies and services, and increasingly use them both along with and in place of traditional offerings.

These developments have shattered the artificial separation between local and long distance that has shaped industry regulation for the past two decades. The new providers rarely, if ever, offer the new services solely within these antiquated boundaries. And customers have not merely accepted these broader offerings, but have also embraced the newfound opportunity to purchase communications services on an integrated basis, from integrated providers.

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The evidence of this transformation is overwhelming. Indeed, for large enterprise customers, the transformation is firmly established. Large enterprise customers now spend more on data and wireless services than they do on wireline voice services. These customers are migrating their traffic from separate voice and data networks to integrated IP networks capable of providing all of these services more efficiently. And there are now any number of competing providers that are capable of providing the range of sophisticated services and service packages that large enterprise customers demand.

A similar transformation is reshaping the mass market. Competitive broadband services are now available to more than 90 percent of U.S. households and rising. Nearly 30 percent of U.S. households already purchase broadband, with the total expected to hit nearly 45 percent by the end of next year. More consumers now use broadband connections than traditional narrowband connections to access the Internet, and an increasing number have begun using these broadband connections for voice as well.

All of the major cable operators have begun offering new voice-over-IP (“VoIP”) services over their networks, and by the end of this year will be offering service to more than 40 million homes; major cable operators like Time Warner Cable and Cablevision already make service available across their entire footprint, while others expect to reach that milestone by the end of next year at the latest. Nearly five million households already subscribe to cable telephony and other VoIP services, and cable companies and other providers are adding tens of thousands of new customers every week. Within five years, a fifth or more of all households are expected to give up their traditional telephones in favor of these new cable and other VoIP services.

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More than 70 percent of households already have at least one wireless phone, and by the end of this year there will be more wireless subscribers than wireline access lines. These households use their wireless phones to make more than a third of their local calls, and approximately 60 percent of their long-distance calls.

The decision by Verizon and MCI to combine represents the next logical step in this industry transformation. The transaction will marry Verizon’s best-in-class broadband, wireless, and local wireline networks with MCI’s Internet backbone and global reach. This combination will benefit large enterprise customers by creating a strong new competitor with the network reach and financial resources to compete in this technologically intensive and highly competitive market segment. The transaction will benefit government customers and promote national security, by enhancing investment in the national and international communications infrastructure that is used by the Departments of Defense and Homeland Security, as well as other federal and state agencies. Indeed, Verizon will bring to the large enterprise and governmental businesses the same commitment to innovation and investment that it has brought to its mass-market wireline and wireless businesses, and has already committed to a $2 billion investment in MCI’s network and information technology platforms. The transaction will also benefit mass-market consumers, by establishing the nation’s most advanced broadband platform, capable of delivering next-generation multimedia services in markets across the country. The transaction is also expected to generate synergies in the form of both cost savings and enhanced revenue opportunities that will yield a net present value of $7 billion, which will further the companies’ ability to provide new and improved services faster and more efficiently.

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These substantial benefits will outweigh any potential lessening of competition in any segment of the broad communications marketplace. The combining companies are not among a “small number” of “most significant market participants” for customers generally, or for any relevant subgroup of customers. Bell Atlantic/GTE Order ¶ 98. To the contrary, where both Verizon and MCI provide service, there is intensifying competition from a growing number of significant market participants.

In the large enterprise segment that represents the core of MCI’s business, the combined company will be just one among many other competitors. Indeed, this is widely recognized as the most competitive segment of the industry, with providers ranging from traditional interexchange carriers such as AT&T, Sprint, and Qwest; CLECs like XO and Level 3; leading systems integrators and managed service providers like IBM, EDS, Accenture, and Lockheed Martin; and major global telecommunications providers such as Equant, British Telecom, Deutsche Telekom, COLT, KPN Telecom, and NTT.

With respect to the mass market, intermodal alternatives such as cable and wireless are major factors today and will provide the most significant competition going forward. The transaction will not affect the rapid growth of these competitive alternatives in the slightest. Nor will the transaction affect competition from VoIP, e-mail, and other technologies that consumers are increasingly using in place of their traditional wireline phone. MCI’s mass-market business, by contrast, is in a continuing and irreversible decline. Accordingly, MCI last year made a “decision to exit the consumer business,” according to its President and CEO, Michael Capellas. MCI made this decision, independent of this transaction, based on a number of factors, including

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intense competition from cable, wireless, traditional wireline companies, and new technologies like VoIP and e-mail; restrictions on marketing resulting from Do Not Call legislation; and regulatory changes that affect MCI’s traditional mode of providing the all-distance services that consumers increasingly demand.

For the reasons set forth above, the Commission should grant Verizon’s and MCI’s request for authority under sections 214(a) and 310(d) of the Communications Act of 1934, as amended, and section 2 of the Cable Landing License Act, to transfer control of the licenses and authorizations at issue.

II. THE TRANSACTION IS AN OUTGROWTH OF INDUSTRY RESTRUCTURING THAT IS TRANSFORMING TRADITIONAL COMMUNICATIONS MARKETS

In analyzing whether a license transfer is in the public interest, the Commission has acknowledged that it is appropriate to “consider technological and market changes, and the nature, complexity, and speed of change of, as well as trends within, the communications industry.” AT&T Wireless/Cingular Order ¶ 41. Consistent with this view, the Commission will consider the state of competition within a given market not merely as it exists at the time of a transaction, but also as the Commission expects it to develop within the next few years. See, e.g., Bell Atlantic/GTE Order ¶ 396 n.883 (citing U.S. Department of Justice, Horizontal Merger Guidelines, 57 Fed. Reg. 41,552, 41,562, § 3.2 n.27 (1992)).

These principles apply with particular force here: changes in technology, regulation, and consumer demand are restructuring the communications industry around new technologies, new services, and new providers. This transformation already is firmly established with respect to large enterprise and institutional customers. The

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Commission has recognized that these customers “demand extensive, sophisticated packages of services” that go well beyond basic voice. Triennial Review Order ¶ 129.1 These customers also typically require services at multiple locations, with reliable and secure connections between them. Their needs do not conform to artificial geographic boundaries – to the contrary, they want services that eliminate distance, so that a banker on Wall Street can dial a four-digit extension to reach a co-worker in Chicago just as easily as one down the hall. These customers also do not distinguish between voice and data – they want integrated networks that can provide various types of both, and have been using new IP-based and other technologies that enable them to do so. See Bruno/Murphy Decl. ¶¶ 4, 15, 39, 48 (Attachment 3); McMurtrie Decl. ¶ 6 (Attachment 12). The typical large enterprise or institutional customer often expects its provider to tailor its offerings to the customer’s unique demands, which often requires customization of network functions and systems. See Bruno/Murphy Decl. ¶¶ 12, 18, 48; McMurtrie Decl. ¶ 6. Voice is just one of many applications that ride over these networks – and soon may no longer be provided by telecommunications carriers, but by Microsoft, IBM, and other computer software firms as a “free, collaborative software feature” on desktop PCs, in much the same way that Microsoft Outlook and IBM’s Lotus Notes provide e-mail today.2

[1]	See also MCI/WorldCom Order ¶ 26; Complaint ¶ 149, United States v. WorldCom, Inc. and Sprint Corp., No. 1:00-cv-01526-RMU (D.D.C. filed June 27, 2000) (“DOJ WorldCom/Sprint Compl.”).
[2]	Bill Whyman, et al., Precursor, MSFT Enters Communications: Enterprise Voice Becoming a Free Software Feature at 1 (Mar. 7, 2005) (“Precursor Enterprise Voice Report”) (“Telecom investors should factor in an acceleration of the shift in voice from a monthly, priced-telecom service to a free, collaborative software feature. . . . Voice, embedded within the application, ceases to be a separate priced service, but is subordinated as merely another collaborative feature of the MSFT platform.”).

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The transformation also is reshaping the mass market. Cable companies have deployed two-way broadband networks that were used initially to provide high-speed data services, and that are now increasingly being used to provide voice services. See Part IV.A, infra. Wireless carriers have greatly improved the coverage and quality of their networks, and are now upgrading those networks with broadband capabilities as well. See id. New VoIP providers have deployed voice services over broadband networks and IP backbones that offer many advanced features and functionalities – such as online call management, personal conferencing, and locate-me services. See id.

These new technologies and services have changed the way consumers communicate. Consumers are sending e-mails and instant messages from their computers rather than picking up the phone. See Hassett et al. Decl. ¶¶ 88-89 (Attachment 6). They are using the Web to order products by mail, make dinner reservations, and perform any number of other tasks that once required phone calls as well. When consumers do make a voice call, a large and increasing amount of the time they do so on a wireless rather than a wireline phone. See id. ¶ 14. They also are replacing wireline phones with broadband connections, which can be used to access a wide range of VoIP services. See id. ¶¶ 30-35, 57-65. And consumers are using their various wireline and wireless devices not only to make voice calls and send messages, but also to share a growing array of multimedia files, including photos, video clips, and documents.

The rise in new technologies and the changes in the way consumers communicate have erased the distinction between local and long distance that once segregated the

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industry. From the consumer’s standpoint, it is no different to send an e-mail across the globe than across the street. A consumer can plug in a VoIP phone in Virginia with a local telephone number from New York. She can use her wireless phone from New York in Boston or San Francisco, and pay the same amount whether she calls a neighbor around the corner or a relative across the continent. Service providers of all varieties – wireline, cable, wireless, and VoIP alike – have adapted accordingly; all routinely offer any-distance calling plans that reflect this new reality. See id. Exh. 2.

This transformation has also blurred the line between voice and data. At a technological level, there is in fact no distinction; all the new technologies use digital networks that convert both voice and data into indistinguishable digitized bits. And, from the consumer’s perspective, voice and data are interchangeable for a large and growing portion of their communications needs. Every day, consumers send far more e-mails and instant messages than they make voice calls, and many of the former substitute for the latter. See id. ¶¶ 88-89.

In analyzing the markets affected by proposed combinations, the Commission has recognized that it must take into account fundamental changes in the marketplace such as those now taking place. When it does so, it will find that some of the traditional market boundaries and definitions have shifted, while others have not. In the past, the Commission has defined separate markets for mass-market customers and for large enterprise and medium business customers (which it referred to collectively as “enterprise” customers), in recognition of the fact that these customers have different needs and use different services. That distinction still seems to make sense today, as these two groups of customers continue to have different needs that are being met by different groups of suppliers.

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But within those broad market categories, it does not advance the analysis to further divide customers into separate markets based upon where they are located or what kinds of communications products they are purchasing. Specifically, for large enterprise and medium business customers, any reasonable market analysis should include the broad array of services that these customers demand – not just local and long-distance voice, but myriad data services as well as network integration and management capabilities and wireless services. See Part IV.A, infra. The analysis also should not make artificial distinctions between large enterprise and medium business customers, or between different types of customers within these segments.3 In any case, even if the Commission were to apply its traditional framework, the result would be the same – the transaction does not harm competition in any traditional market segment, and the combining companies are not “among a small number of . . . most significant market participants” for any relevant service or for any relevant customer group.

[3]	Large enterprise customers include Fortune 1000 companies, the federal government and large state-government entities, and large public institutions that purchase sophisticated telecommunications services on a national, if not global, basis. See Bruno/Murphy Decl. ¶¶ 6-7; McMurtrie Decl. ¶ 3. Medium business customers include businesses that purchase the same types of sophisticated telecommunications services as large enterprise customers, others that purchase large quantities of more commoditized services in combination with these other services, as well as businesses that purchase transport capacity for voice and data networks. See Bruno/Murphy Decl. ¶ 8; McMurtrie Decl. ¶ 4. In addition, because other public institutions and government entities have similar telecommunications needs as these businesses, they are included within the medium-sized business segment. See Bruno/Murphy Decl. ¶ 8.

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Likewise, in the mass market, the Commission should not continue to subdivide these distinct product markets into separate local and long-distance components, or to distinguish between traditional voice services and the various new voice and data services that are being used as a replacement. Instead, as discussed more fully below, any reasonable analysis of the mass market should now consider the full range of all-distance services that consumers are using interchangeably – not just wireline voice service, but the voice and data services provided over wireline, cable, wireless, broadband, and IP-based networks as well. See Part IV.B, infra. Some of these individual suppliers are regional, while others are national, but the wide variety of intermodal alternatives is the same across the country. See id. Even if the Commission imposes a more traditional product and geographic analysis, however, the result would be the same: for every traditional geographic and product market, this merger will produce only benefit with no material adverse effect on competition. See id.

III. THE COMBINATION OF VERIZON’S AND MCI’S COMPLEMENTARY ASSETS AND EXPERTISE IS IN THE PUBLIC INTEREST

The combination of Verizon’s and MCI’s complementary assets and expertise will strongly promote the public interest. At the level of network assets, the two companies are an almost perfect fit, with MCI providing a global long-distance voice and data network and, even more important, a top-of-the-line Internet backbone that will mesh with Verizon’s dense, in-region local wireline network and best-in-class wireless network. The companies’ core service competencies are likewise complementary, with MCI’s experience as a primary provider of large enterprise services and IP-based services paired with Verizon’s strengths as a provider of local bandwidth, wireless services,

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customer premises equipment (“CPE”) and related services, and network integration. The marriage of the two companies promises immediate efficiencies and long-term innovations that neither company could achieve on its own. Verizon will invest substantially to produce these benefits, and has already committed to an investment of $2 billion in MCI’s network and information technology platforms. The transaction will thus enable the combined company to compete as a technology company, through investment and innovation.

As a result, the transaction will bring substantial public interest benefits. Large enterprise customers will benefit from the creation of a strong, stable, and secure new strategic partner. A combined Verizon/MCI will be capable of providing a full range of communications services to these customers nationwide and around the globe. Federal and state governments will benefit from the reinforcement of an important provider of technology and network infrastructure – including assets that play a critical role in national defense and homeland security. Mass-market consumers will benefit because the combination of MCI’s global IP network and products with Verizon’s deployment of fiber-to-the-premises promises faster delivery of next-generation multimedia services. And the economy as a whole will benefit from the creation of a strong U.S.-based competitor in the global communications marketplace.

A. Complementary Network Assets and Improved Network Management: Within its region, Verizon has an extensive network with substantial local fiber. See Bruno/Murphy Decl. ¶ 32. Verizon Wireless has one of the most advanced and extensive wireless networks in the country. See id. MCI, by contrast, has a global fiber optic long-distance network and global data capabilities such as private line

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and packet-switched data services such as ATM and Frame Relay. See id.; McMurtrie Decl. ¶¶ 11-12. Furthermore, one of MCI’s most valuable assets and core strengths is its extensive Internet Protocol backbone network and related expertise. See McMurtrie Decl. ¶ 12; Bruno/Murphy Decl. ¶ 33. MCI’s global Internet backbone touches more than 2,800 cities and 4,500 points of presence (“POPs”), and covers 98,000 route miles, connecting more than 140 countries. See McMurtrie Decl. ¶ 11; Bruno/Murphy Decl. ¶ 32. MCI’s backbone is capable of providing IP connectivity for VoIP services today and other IP-based services tomorrow. See McMurtrie Decl. ¶¶ 15-18.

Enabling customers to obtain these network assets in a single transaction will bring immediate efficiencies that will benefit these customers. To be sure, competing providers offer their own unique capabilities and can assemble transmission capacity from diverse sources, and there is generally a surplus of long-haul capacity in the market today. See Bruno/Murphy Decl. ¶ 49.4 Nevertheless, the combined company will offer customers services provided over a centrally managed network, leading to increased transparency in network management that some customers will value. See Bruno/Murphy Decl. ¶ 49; McMurtrie Decl. ¶ 21. Ownership of the various pieces of the network enhances a carrier’s ability to impose standardized quality of service and other management protocols across the entire network. See Bruno/Murphy Decl. ¶ 49. By integrating Verizon’s strong in-franchise local network with MCI’s global fiber-optic and broadband networks, the combined company will be able not only to provide end-to-end connectivity to the customer, but to offer comprehensive network management capabilities as well. See Bruno/Murphy Decl. ¶¶ 48-49; McMurtrie Decl. ¶ 21.

[4]	See also Jeff Halpern, Bernstein Research Weekly Notes, U.S. Telecom: Wholesale Segment Is Declining, But Still Significant at 2 (Jan. 21, 2005) (“Bernstein Wholesale Report”) (“The long-distance market is burdened with a capacity glut from the overinvestment of the late 1990s, leading to persistent pricing pressure.”).

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B. Complementary Services and One-Stop Shopping: Verizon and MCI also will provide complementary communications services and related applications. Verizon’s core strengths lie in provision of consumer voice and broadband services, wireless services, and local connectivity, equipment, and professional services to local or regional business customers. See Bruno/Murphy Decl. ¶ 33. MCI, by contrast, is a leading primary provider of large enterprise services with global reach and a wide array of IP-based connectivity services, such as VPN services, e-mail, and web hosting. See McMurtrie Decl. ¶¶ 11-12, 17.

The combination of these service capabilities will benefit large enterprise customers by enhancing the combined entity’s ability to make available the broad range of communications services and global reach that these customers demand. See Bruno/Murphy Decl. ¶¶ 35-36; McMurtrie Decl. ¶¶ 19-20. Large enterprise customers benefit from having a single point of accountability and comprehensive management of a full suite of domestic and international services, including network CPE, local and long-distance, wireline and wireless, circuit-switched and IP. See Bruno/Murphy Decl. ¶¶ 35-36; McMurtrie Decl. ¶¶ 19-20. Between MCI’s international services and MCI’s and Verizon’s national, local, and wireless networks, the combined company will be able to offer a comprehensive, end-to-end, managed solution for large enterprise customers with international reach. See Bruno/Murphy Decl. ¶¶ 35-36; McMurtrie Decl. ¶¶ 16, 19-20.

The ability to offer these packages will benefit consumers because they will make the combined entity a stronger primary communications service provider for large

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enterprises. See McMurtrie Decl. ¶¶ 8, 16, 19. Large enterprises already benefit from intense and growing competition from multiple providers. See Part IV.A, infra.5 The combined entity will be a stronger competitor with the ability to offer large enterprise customers comprehensive communications services. The combined entity will be a stronger competitor than either company could be on its own.

The transaction will bring similar benefits to wholesale customers by enabling the combined company to provide wholesale services more efficiently. See Bruno/Murphy Decl. ¶ 37; see also Lew/Lataille Decl. ¶ 12 (Attachment 5). Because no competitor can provide all of the services and network capabilities that large enterprise customers demand, competitors – and, ultimately, commercial and institutional customers – benefit from the availability of an efficient wholesale supplier with a broader reach. See Bruno/Murphy Decl. ¶ 37.

C. Savings: The transaction will produce substantial savings – in the form of both cost reductions and revenue improvements – that will make the combined entity a more efficient competitor in the provision of a broad range of communications services. These are the same kinds of savings that the Commission has relied upon in approving prior mergers.6 And Verizon has a flawless track record in achieving these efficiencies in prior acquisitions. See Smith Decl. ¶ 7 (Attachment 8).

[5]	See also Jason Armstrong, et al., Goldman Sachs, Enterprise Survey: Wireless May Determine Carriers’ Seat at the Table at 15 (Mar. 2, 2005) (providers “continue to experience margin pressure as customers continue to reprice contracts at lower rates. Also, contract cycles are shortening, making the carriers more susceptible to negative changes in pricing trends.”).
[6]	See, e.g., MCI/WorldCom Order ¶ 199; AT&T Wireless/Cingular Order ¶ 232; SBC/Ameritech Order ¶ 326.

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Verizon has estimated – and the officers for the various segments of the business will have to commit themselves and their compensation to achieving – savings that will yield a net present value of $7 billion. See id. ¶¶ 2, 5. The cost reductions will come from eliminating duplicative network facilities, staff, and information and operation systems, reducing procurement costs, rationalizing the companies’ real estate assets, and more efficiently using existing networks. See id. ¶ 3. The revenue enhancements will come from creating and more widely deploying innovative broadband and other services, improving the value of existing services, and spreading best practices to market more efficiently existing services. See id. ¶ 4; cf. Bell Atlantic/NYNEX Order ¶¶ 45-46 (acknowledging efficiencies from sharing best practices). These financial efficiencies will allow the combined company to improve service quality and to accelerate investment and innovation. See Smith Decl. ¶ 6.

D. Enhanced Investment and Innovation: The combination of Verizon and MCI also promises medium- and long-term benefits as the combined entity will bring increased investment to critical network infrastructure and accelerate the delivery of innovations to all consumers. Indeed, Verizon has already committed to an investment of $2 billion to enhance MCI’s network and information technology platforms. See Bruno/Murphy Decl. ¶ 51.

Since its formation five years ago, Verizon has focused on gaining scale in the growth segments of the industry, such as wireless and broadband, by reinventing its networks around new digital and fiber technologies. In wireless, Verizon has assembled a national network and invested in spectrum, digital capabilities, and, most recently, advanced broadband technologies in order to expand the market and grow through

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innovation. Verizon is following a similar path in the mass-market wireline business, where Verizon is transforming its narrowband telephone network into a broadband network. Verizon began by deploying DSL across its footprint, and has now begun an ambitious plan to deploy fiber-to-the-premises, over which Verizon will be able to provide voice, data, and – going forward – video services.

This transaction enhances Verizon’s ability to bring this same focus on investment and innovation to bear in the provision of services to large enterprise and government customers. Verizon would bring deep financial resources to maintaining and improving MCI’s key domestic and global communications infrastructure used to provide IP-based services to large enterprise customers and to the federal government. See Bruno/Murphy Decl. ¶¶ 31, 50-52; McMurtrie Decl. ¶¶ 18, 32. MCI has constructed some of the critical networks used by national defense and security agencies for high-speed data communications. The combined entity will be able to ensure that those networks remain robust and technologically advanced. See Bruno/Murphy Decl. ¶¶ 3, 31, 50-52.

Furthermore, the transaction will accelerate innovation. The two companies have not been able to begin any joint business planning, so predictions about innovation are necessarily tentative. Nevertheless, the companies see opportunities for marrying Verizon’s wireless and local broadband capabilities with MCI’s IP-backbone and emerging services capabilities. See id. ¶¶ 38-42; McMurtrie Decl. ¶¶ 15-18. Large businesses are increasingly demanding from telecommunications providers “a single converged network, capable of carrying both data and voice traffic today, and ready for

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video traffic in the future.”7 This converged network must provide quality of service, flexible bandwidth, private and public IP, any-to-any access solutions, and complementary CPE. See Bruno/Murphy Decl. ¶ 39.

The Verizon/MCI combination of product offerings will provide a stronger, and geographically broader, converged solution for large enterprises. See id.; McMurtrie Decl. ¶¶ 19-20. Verizon currently has strong IP-based offerings, but they have limited reach within its area footprint and Verizon is not a major provider of IP-based services. See Bruno/Murphy Decl. ¶ 40. MCI’s core strength is its global Internet backbone, which provides global IP connectivity today, and will be able to provide next-generation VoIP and other IP-based services worldwide tomorrow. See id.; McMurtrie Decl. ¶¶ 12, 15-18. The combined company will thus be able to offer converged IP-based solutions to large enterprise customers with nationwide and global needs, as well as to grow its application services on a broader scale. See Bruno/Murphy Decl. ¶¶ 40, 43-47; McMurtrie Decl. ¶¶ 19-20.

The combination should also accelerate the development and delivery of “seamless mobility” services that Verizon is already developing. Commercial and institutional customers want their employees to have access to communications capabilities anywhere, at any time, with the ability to take advantage of the highest available bandwidth – whether that bandwidth is WiFi or WiMax, cellular, or landline. See Bruno/Murphy Decl. ¶ 42. Verizon has taken the first steps towards realizing this

[7]	Converged Access, Implementing Business Quality VoIP in a Global Enterprise, at http://www.convergedaccess.com/solutions/voice-over-ip/implementing-business-class-voip.htm.

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vision by introducing “iobi®,” which delivers unified communications and specialized features nationwide. See Hassett et al. Decl. ¶ 27. The combined entity will be able to extend that innovation and make it available to large enterprise customers much more quickly and broadly than either Verizon or MCI could achieve on its own. See id. ¶¶ 27-28; Bruno/Murphy Decl. ¶ 42.

These service innovations will benefit all customers. Services that are first delivered to commercial and institutional customers as customized offerings are standardized and offered to consumers at all levels to achieve economies of scale. See Hassett et al. Decl. ¶¶ 20, 23, 27-28. The combined companies’ integrated IP network and expertise will not only enable the combined company to provide services more efficiently, but also to add new features and functions more quickly, and ultimately to deliver them faster and more efficiently to mass-market and larger business customers alike. See id.

IV. THE TRANSACTION WILL NOT ADVERSELY AFFECT COMPETITION IN ANY MARKET

As described in Part III above, the proposed combination of Verizon and MCI will produce significant public interest benefits. In addition, this transaction will have no countervailing adverse effects on competition. Any concerns about lost competition are insubstantial both by themselves, and weighed against the pro-competitive benefits of the transaction.8 The combining companies are not “among a small number of . . . most significant market participants” for customers generally, or for any relevant subgroup of

[8]	See, e.g., AT&T Wireless/Cingular Order ¶ 40 (critical inquiry is not whether the merger would result in any theoretical loss of potential competition, but instead whether “the proposed transaction, on balance, serves the public interest”) (emphasis added).

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customers. Bell Atlantic/GTE Order ¶ 98.9 To the contrary, in every core segment in which both Verizon and MCI provide service there is significant competition from a large number of significant market participants. And competition is intensifying across the board due to industry restructuring around new technologies, new services, and new providers. The Commission has held that it is appropriate to consider these trends in the competitive analysis. See, e.g., AT&T Wireless/Cingular Order ¶ 41.

A. Large Enterprise and Other Commercial and Institutional Customers

In past merger reviews, the Commission has examined a market for large enterprise and medium business customers, which it referred to collectively as “larger business” or “enterprise” customers.10 For present purposes, because “enterprise” is a term sometimes used to refer just to large enterprise customers, which generally include Fortune 1000 companies, the federal and large state governments, and large institutional customers, we will refer to “large enterprise and other commercial and institutional customers.” Nomenclature aside, the Commission previously has declined to distinguish between large enterprise customers and medium businesses or between the retail and wholesale provision of the services purchased by these customers11. It should continue to do so here.

[9]	See also SBC/Ameritech Order ¶¶ 65-66 (applying this framework); U.S. Dep’t of Justice/Federal Trade Comm’n, Horizontal Merger Guidelines § 0.1 (rev. 1997) (relevant question is whether combination of two companies would be likely to “create or enhance market power or to facilitate its exercise”); SBC Communications Inc. v. FCC, 56 F.3d 1484, 1494 (D.C. Cir. 1995) (in analyzing whether merger would reduce competition, “the agency’s responsibility is to deal with ‘probabilities’ not ‘ephemeral possibilities’”) (quoting United States v. FCC, 652 F.2d 72, 99 (D.C. Cir. 1980)).
[10]	E.g., Bell Atlantic/GTE Order ¶ 102; MCI/WorldCom Order ¶ 24; AT&T Wireless/Cingular Order ¶ 74.

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As the Commission has found, these large enterprise customers and medium businesses “share many relevant characteristics”12 – they “tend to be served under individual contracts and marketed through direct sales contacts,” and both “often demand advanced . . . features” and “greater volumes of minutes.”13 The Commission has found further that, once a carrier has deployed a fiber network “all of the other capabilities necessary to provide wholesale services are readily attainable.”14 The Commission also previously found that the relevant geographic market for these customers is “a single national market.”15

Although the technologies and services used by large enterprise and other commercial and institutional customers have changed dramatically over the past five years, each of these conclusions is still valid and should be applied in reviewing this

[11]	See, e.g., Bell Atlantic/GTE Order ¶ 102 (“identify[ing] two distinct relevant product markets: (1) residential consumers and small business (mass market) and (2) medium-sized and large business customers (larger business market)”); MCI/WorldCom Order ¶ 28 (rejecting claims that it should “analyze wholesale services as a separate and distinct input market” from retail services).
[12]	MCI/WorldCom Order ¶ 165.
[13]	Bell Atlantic/GTE Order ¶ 102 n.253; see MCI/WorldCom Order ¶ 26; see also Bruno/Murphy Decl. ¶¶ 7-9; McMurtrie Decl. ¶ 7.
[14]	MCI/WorldCom Order ¶ 28. Verizon’s and MCI’s respective experiences bear out the Commission’s determination as they, like other carriers with networks, earn substantial wholesale revenues. See Lew/Lataille Decl. ¶ 4 (80 percent of the revenues that Verizon earns from providing high-capacity local access facilities are earned from selling those facilities to other carriers, who in turn resell them to retail customers); Powell/Owens Decl. ¶¶ 14-15 (Attachment 13) (approximately 75 percent of MCI’s Metro Private Line revenue is attributable to wholesale customers).

15 See, e.g., MCI/WorldCom Order ¶ 30; Bell Atlantic/NYNEX Order ¶ 54.

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transaction. In light of these dramatic changes, however, the Commission should not subdivide this market into separate long-distance and local market segments, as it has done in past mergers.16 As explained above, in Part II, all sizes of large enterprise and other commercial and institutional customers are increasingly migrating away from reliance on traditional voice services, and instead demanding a much wider range of services, platforms, and applications, from a growing universe of suppliers – not just traditional wireline companies, but wireless firms, systems integrators, software providers, equipment makers, and others. See Bruno/Murphy Decl. ¶¶ 10, 16-26; McMurtrie Decl. ¶ 21; Carlton et al. Decl. ¶¶ 52-55 (Attachment 1). Indeed, large enterprise and other commercial and institutional customers now spend more on data and wireless than they spend on wireline voice, and data and wireless are growing considerably, while wireline voice spending is declining.17 These customers normally buy – and competitors sell – any-distance packages of services, not stand-alone local and long-distance products. See Bruno/Murphy Decl. ¶ 12; McMurtrie Decl. ¶ 6. The Commission’s analysis should therefore analyze the full array of services that large enterprise customers and medium businesses purchase as a whole, rather than partition those packages into artificial categories that are no longer relevant in the marketplace.

[16]	See MCI/WorldCom Order ¶¶ 24, 164; AT&T/TCG Order ¶¶ 35, 40; see also Bell Atlantic/GTE Order ¶¶ 218, 232.
[17]	See Kneko Burney, InStat/MDR, Share of Wallet?: Telecom Trends and Expenditures in the US Business Market; Part One: US Enterprises (1,000+ Employees), Table 7 (Aug. 2004); Kneko Burney, InStat/MDR, Share of Wallet?: Telecom Trends and Expenditures in the US Business Market; Part Two: Mid-Sized Businesses (100-999 Employees), Table 7 (Sept. 2004).

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1. There Is Intense Competition for Large Enterprise and Other Commercial and Institutional Customers, and This Transaction Will Not Reduce Such Competition

By any measure, Verizon and MCI are not “among a small number of . . . most significant market participants” for large enterprise and other commercial and institutional customers generally – i.e., those customers the Commission has collectively labeled as “larger business” or “enterprise” customers – or for any relevant subgroup of such customers. Bell Atlantic/GTE Order ¶ 98. Indeed, as explained above, the two companies have complementary core competencies, with MCI a primary provider of global business communications services and IP-based services and Verizon a provider of local bandwidth, CPE and related services, and network integration. See, e.g.,

Bruno/Murphy Decl. ¶¶ 31-34. The two companies compete today with numerous other companies to serve large enterprise and other commercial and institutional customers of all shapes and sizes. Market participants include traditional interexchange carriers, such as AT&T, Sprint, and Qwest, newer network operators such as Global Crossing, Level 3, and Wiltel, competitive local exchange carriers, such as XO and Time Warner Telecom, network integrators and managed service providers, such as EDS, IBM, Accenture, and Lockheed, and equipment manufacturers and value-added resellers, such as Lucent and Nortel. See Carlton et al. Decl. ¶¶ 58-67; Bruno/Murphy ¶¶ 17-26; McMurtrie Decl. ¶¶ 24-27.

Because these customers purchase such a wide array of communications services – voice (domestic and international), data (Frame Relay, ATM, IP/VPN), CPE, ancillary services, and network integration services – in varying amounts and combinations from multiple providers, it is difficult to quantify any single provider’s “share” of this market.

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This is complicated further by the fact that, for any individual customer, one provider may be responsible for providing services at the retail level, while another provider or multiple providers are involved in supplying the various component parts used for the retail offering. See Carlton et al. Decl. ¶ 56.

Lehman Brothers has estimated carrier shares of local and long distance voice and data revenues provided to what it terms “enterprise” customers, which it defines as a $152 billion market segment that includes large enterprise customers, wholesale services, and small and medium enterprises, which captures the “larger business” or “enterprise” customers the Commission has considered in the past.18 Lehman estimates that, for 2005, AT&T’s share will be 15.5 percent; SBC’s 13.1 percent, MCI’s 11.8 percent, Verizon’s 10.1 percent, Sprint’s 5.9 percent; Qwest’s 5.7 percent; BellSouth’s 5.5 percent; Level 3’s 1.2 percent; XO’s 0.9 percent; and the rest of the industry, including systems integrators and CLECs, 30.4 percent.19

Verizon also compiles internal data that are consistent with what independent analysts report.20 Verizon’s data include revenues for the full range of services that large

[18]	See R. Dale Lynch & Blake Bath, Lehman Brothers, Enterprise Telecom Services; A Comeback Begins at 3 (Nov. 11, 2003) (“Enterprise Telecom Services”) (attached as Exhibit 1 to Bruno/Murphy Decl.).
[19]	See id. at 15, Fig. 12; see also Crandall/Singer Decl. ¶ 36 (Attachment 2).
[20]	Some parties have argued publicly that the commercial and institutional market is highly concentrated and that this transaction would further increase that concentration. They base that claim on different – and far too limited – market definitions. In particular, they point to a recent analyst report showing AT&T with a 48 percent share and MCI with a 31 percent share of long-distance voice and data sold to large enterprise customers. See Jeffrey Halpern, Bernstein Research Call, Superior Growth Prospects Make Enterprise Market a Key Battleground for U.S. Service Providers at 12 (Jan. 6, 2005). These figures ignore the wide variety of telecommunications services that such customers purchase, and are based on decades-old regulatory lines that no longer apply given the

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enterprise and other commercial and institutional customers purchase – voice, data, CPE, and integration services – with the exception of wireless services. See Taylor Decl. ¶¶ 4-6 (Attachment 4). These data show that, as of the end of 2004, AT&T is the largest single provider serving these customers, with a 17 percent share of the revenues. See id. ¶ 9. No other single provider is in double digits. MCI is the next largest provider, at 9 percent. See id. SBC and Verizon each has 7 percent, while Sprint, BellSouth, and Qwest have 3 to 5 percent each. See id. Other CLECs, equipment providers, and systems integrators and IP applications providers have the remaining 49 percent. See id. ¶ 9 & Exh. B.

2. There Is Extensive Competition for All Individual Segments of Large Enterprise and Other Commercial and Institutional Customers, and Such Competition Will Continue After the Transaction

As explained above, the Commission should consider large enterprise and other commercial and institutional customers as a whole, and not subdivide these customers into separate segments. But even if the Commission did take such an approach, the outcome would be the same. The provision of service to these customers is highly competitive overall, and, as shown below, in all its segments. In such circumstances, the Commission has concluded that there is no need to conduct a segment-specific analysis because the “results of [its] competitive analysis would be logically equivalent” whether it examined the segments together or separately.21 convergence in the market. In any event, this same report shows SBC, Verizon, and BellSouth combined with just a 3 percent market share, see id., which itself shows that combining Verizon and MCI would result in no significant additional concentration for that market segment.
[21]	MCI/WorldCom Order ¶ 28; see also AT&T Wireless/Cingular Order ¶ 79 (considering mass-market and enterprise customers in a single product market, based on finding that an “analysis based on combined mobile telephony services is unlikely to understate potential competitive harm to the market for enterprise services”).

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Large Enterprise Customers. As explained above, large enterprise customers include Fortune 1000 companies, the federal government and large state government entities, and large public institutions. See Bruno/Murphy Decl. ¶ 6; McMurtrie Decl. ¶ 3.22 These customers typically operate nationally or internationally, and require sophisticated telecommunications services provided over networks capable of connecting many nationwide or worldwide locations. See Bruno/Murphy Decl. ¶ 7; McMurtrie Decl. ¶ 5. Thus, to the extent large enterprise customers comprise a distinct customer segment, the geographic market for such customers is at least national in scope, if not global.23

Large enterprise customers account for more than [BEGIN PROPRIETARY] [END PROPRIETARY] percent of MCI’s revenue from serving all commercial and institutional customers. See McMurtrie Decl. ¶ 3. Verizon is just one of many firms with a single-digit share in the large enterprise customer segment. See Bruno/Murphy Decl. ¶¶ 29, 55-57; Carlton et al. Decl. ¶¶ 17, 78. Indeed, with respect to the large enterprise contracts on which MCI bids, Verizon is rarely, if ever, a competing bidder. See McMurtrie Decl. ¶ 23. Even after the transaction, moreover, Verizon/MCI will be a

[22]	See also Lynch & Bath, Enterprise Telecom Services at 3 (large enterprise has “Fortune 1,000 focus”).
[23]	See DOJ WorldCom/Sprint Compl. ¶ 156; MCI/WorldCom Order ¶ 30; Bell Atlantic/NYNEX Order ¶ 54.

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considerably smaller competitor for large enterprise customers than AT&T as it exists today, before its announced merger with SBC.24 The transaction, therefore, will have no material adverse impact on competition for large enterprise customers. See, e.g., Bell Atlantic/GTE Order ¶ 98.

The large enterprise segment is recognized as the most competitive segment of the telecommunications industry, and will remain so even after the transaction. See Bruno/Murphy Decl. ¶¶ 4, 17-25; McMurtrie Decl. ¶ 28; Crandall/Singer Decl. ¶ 35; Carlton et al. Decl. ¶¶ 58-68, 78-79. Indeed, the characteristics of this market are such that the combination will have no negative effects on competition for these customers. Large enterprise customers “are sophisticated and knowledgeable consumers” and can “obtain competitive prices through requests for proposals from carriers.” MCI/WorldCom Order ¶ 65; see Bruno/Murphy Decl. ¶¶ 12, 62; McMurtrie Decl. ¶¶ 5-7. These customers also generate large revenues, providing ample incentive for many carriers to compete for their business. Bruno/Murphy Decl. ¶ 6; McMurtrie Decl. ¶¶ 3, 5. In addition, even to the extent that these customers have locations that are highly concentrated geographically, they demand nationwide or global service. See Bruno/Murphy Decl. ¶ 7; McMurtrie Decl. ¶ 5; Lew/Lataille Decl. ¶ 5. Moreover, large enterprise customers typically seek out more than one service provider to ensure redundancy and for other business reasons, which further ensures the presence of multiple providers. See Carlton et al. Decl. ¶ 70.

[24]	See Lynch & Bath, Enterprise Telecom Services at 3.

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Furthermore, given that no one provider has ubiquitous network facilities, large enterprise customers typically must be served by aggregating the facilities of multiple providers, which competing carriers and network integrators have proven they are capable of doing at least as effectively as traditional wireline carriers. See Bruno/Murphy Decl. ¶ 15; Lew/Lataille Decl. ¶¶ 8-10 McMurtrie Decl. ¶ 27. Thus, even where a large enterprise customer’s bidding process results in the selection of a single, primary provider of service, that primary provider, in turn, normally entertains bids from companies to operate as secondary providers, filling in gaps in the primary provider’s network. See Bruno/Murphy Decl. ¶ 15; McMurtrie Decl. ¶ 27. These secondary providers may, in turn, look to tertiary providers for network facilities. Verizon’s and MCI’s experience is that the same companies compete at each level of the market – and are joined by additional competitors at the secondary and tertiary levels – with the primary provider ultimately responsible for aggregating and integrating the network facilities of various competitors. See Bruno/Murphy Decl. ¶¶ 27-30; McMurtrie Decl. ¶¶ 24-29.

As a result of these market characteristics, the large enterprise segment continues to attract new entrants, such as international carriers, network consolidators, IP/VPN providers, wireless carriers, and, most recently, major software providers such as Microsoft and IBM. See Carlton et al. Decl. ¶ 57; Crandall/Singer Decl. ¶ 37; Bruno/Murphy Decl. ¶¶ 18-19, 30.25 IP/VPN provider Savvis Communications doubled

[25]	British Telecom and Reuters just announced that “BT will become Reuters supplier of network services in a contract under which Reuters is expected to spend in the region of $3 billion over eight and a half years.” BT Group Press Release, BT and Reuters Sign Major Contract (Mar. 10, 2005).

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its size last year with the purchase of Cable & Wireless of America, which provided IP services to Fortune 500 companies, and is now the number two provider of IP/VPN, behind only AT&T. See Bruno/Murphy Decl. ¶ 24a. Analysts expect IP/VPN revenues to increase 25 percent between 2004 and 2006, while other packet-switched service revenues, such as Frame Relay and ATM, decline. See Carlton et al. Decl. ¶ 54; Bruno/Murphy Decl. ¶¶ 10, 16. Verizon’s analysis similarly shows that, in recent years, the percentage of revenues associated with transport for voice and data services has decreased while the percentage associated with IP and other advanced services has increased. See Taylor Decl. ¶ 8. Microsoft and IBM also have recently announced plans to integrate voice service into the office and e-mail applications suites used extensively by large enterprise customers.26 Indeed, these companies intend to include this functionality as a “free, collaborative software feature” on desktop PCs, limiting the role of traditional telecommunications carriers.27

In sum, Verizon and MCI cannot be considered among a small list of most significant participants, and accordingly the transaction will not have adverse competitive effects. Instead, there will continue to be a large list of significant competitors serving this segment of customers. Thus, the merger raises no prospect of unilateral or coordinated anticompetitive effects. If Verizon/MCI were to raise prices to large enterprise customers, it would lose customers to the established providers such as AT&T and Sprint, as well as the other entrants that have achieved success serving this segment. This is particularly true in light of the sophistication of large enterprise customers and

[26]	See Whyman, et al., Precursor Enterprise Voice Report at 1.
[27]	Id.

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their ability to negotiate effectively with even a small number of suppliers (which is not the case here). See Carlton et al. Decl. ¶¶ 70-72, 79; Bruno/Murphy Decl. ¶ 62; McMurtrie Decl. ¶¶ 6, 28. Coordinated action is also unlikely, given the lack of concentration in this segment and the fact that these contracts are large and highly customized. See Carlton et al. Decl. ¶ 69.

Medium Business. The medium business segment includes customers that have sufficient demand for telecommunications services that they “are targeted by specialized firms that do not necessarily seek to address the mass market.” Bell Atlantic/NYNEX Order ¶ 53. Many of these customers purchase the same types of integrated telecommunications packages as large enterprise customers through similar procurement methods. See Bruno/Murphy Decl. ¶ 8; McMurtrie Decl. ¶ 4. Others purchase more commoditized packages of services, but in volumes sufficient to warrant specialized attention from carriers, and in combination with other services. See Bruno/Murphy Decl. ¶ 8; McMurtrie Decl. ¶ 4. Still others purchase transport capacity, primarily for data and interoffice networks. This segment also includes public institutions and government entities that have similar telecommunications needs as the businesses included within the medium business segment.

Many of the same companies that compete to offer service to large enterprise customers also compete to serve medium businesses, including traditional IXCs, newer network providers, cable companies, and value-added resellers. See Bruno/Murphy Decl. ¶¶ 26, 58; McMurtrie Decl. ¶ 29; Carlton et al. Decl. ¶¶ 80-81. AT&T, for example,

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recently teamed up with IBM to compete to serve these medium business customers.28 In addition, a range of CLECs, such as XO, US LEC, PAETEC, and Time Warner Telecom, focus on serving these customers, to a greater extent than they compete to serve large enterprise customers. See Bruno/Murphy Decl. ¶ 21. Medium businesses also can and do seek out the services of consultants that enable them to obtain many of the purchasing advantages of large enterprise customers. See Carlton et al. Decl. ¶ 71.

This transaction will have no negative effect on competition for these medium business customers. Not only are there a large number of other carriers, in addition to Verizon and MCI, that will continue to compete for the business of these customers, but also MCI’s primary focus has been on the large enterprise customer segment. As noted above, approximately [BEGIN PROPRIETARY] [END PROPRIETARY] percent of MCI’s revenue from serving large enterprise and other commercial and institutional customers comes from large enterprise customers, with the rest from medium businesses. See McMurtrie Decl. ¶¶ 3-4; Bruno/Murphy Decl. ¶ 58. And, in a recent survey, only 3.5 percent of medium business respondents identified MCI as their preferred provider of services.29 For these reasons, neither MCI nor Verizon can be considered among a small list of most significant participants in the medium business segment.

Long-Distance and Local. With respect to long-distance services provided over long-haul networks to enterprise customers, there is no shortage of available capacity on

[28]	See Carol Wilson, AT&T, IBM Team on SMB Data Applications, TelephonyOnline (Mar. 2, 2005), at http://telephonyonline.com/broadband/news/att_ibm_smb_030205.
[29]	See Kneko Burney, InStat/MDR, Darwin Laughs: Exploring Brand Preferences for Network and Managed Services in the US Business Market; Part Two: US Mid-sized Businesses (100 to 999 Employees) at 39, Table 27 (Dec. 2004).

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existing facilities-based long-distance networks. AT&T, Sprint, Qwest, Level 3, Global Crossing, Wiltel, and a host of others currently compete with MCI in providing long-distance capacity directly to large enterprise and other commercial and institutional customers, and at wholesale to other carriers.30 The Commission previously found that this “capacity will likely enable the[] firms [that have built fiber-based networks], those that buy fiber capacity, and resellers to constrain any exercise of market power by any market participant or group of market participants.”31 That conclusion is equally applicable today. See Carlton et al. Decl. ¶ 77

With respect to MCI’s local fiber networks, Verizon and MCI have identified the geographic areas where MCI has deployed local fiber facilities. Within Verizon’s service territory, all of these facilities are located in downtown areas of cities and in suburban areas with high concentrations of business customers with substantial telecommunications needs. See Powell/Owens Decl.¶ 7. Verizon and MCI have identified 39 areas in which MCI has overlapping fiber network facilities. See id. ¶ 6; Lew/Lataille Decl. ¶ 19. For each of the 39 groupings of contiguous wire centers in which there is an overlap, Verizon then identified the presence of other competitive local fiber facilities in these collections of wire centers. See Lew/Lataille Decl. ¶¶ 19-20.

[30]	See Halpern, Bernstein Wholesale Report at 2; Carlton et al. Decl. ¶ 48.
[31]	MCI/WorldCom Order ¶ 43; see also id. ¶ 68 (“even if MCI WorldCom becomes less aggressive in serving resellers after the merger, we do not believe that retail consumers will be harmed”); id. ¶ 72. In any event, after this transaction, the combined entity will continue to have more capacity on MCI’s long-distance network than it needs to serve its own retail customers and will continue to have economic incentives to offer that capacity to resellers. See Lew/Lataille Decl. ¶ 12.

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Verizon’s data show that, in each of these 39 areas, there is extensive competition from multiple competitive fiber providers. See id. ¶¶ 18-19. These data understate, probably significantly, the extent to which competing providers have deployed fiber, because neither Verizon nor the other sources on which Verizon relies has a way to identify all the competitive fiber that has been deployed. See id. ¶ 21. Nonetheless, the available data show that, in these 39 areas, there are a total of 92 providers with fiber facilities in addition to Verizon and MCI. See id. ¶ 22. In 92 percent of these areas, two or more carriers compete with Verizon and MCI using self-deployed fiber, and there is at least one such competitor in all but one of these areas. See id.; see also Powell/Owens Decl. ¶ 18.32 In larger urban areas such as Boston and New York, there are more than 30 competing fiber networks in the same areas where MCI has deployed its fiber facilities. See Lew/Lataille Decl. Exh. 10. Even looking at smaller markets, such as Buffalo and Richmond, approximately 10 other competitors have deployed fiber in the same areas where MCI has deployed its fiber network. See id.; see also Powell/Owens Decl. ¶ 16. Looking even at just the individual wire centers within the geographic areas served by MCI’s local fiber networks, there is at least one additional competitor in 89 percent of the wire centers (and in 96 percent of the wire centers where MCI has established fiber-based collocation); an average of nearly six competitors per wire center; and in some cases as many as 20 competitors. See Lew/Lataille Decl. ¶ 23.

Competition is equally robust looking at the areas in which MCI has deployed fiber to individual buildings. The data show that for every MCI-lit building located in

[32]	That one area is in Carbondale, Illinois, where MCI’s local fiber network overlaps with only a single Verizon wire center. See Lew/Lataille Decl. ¶ 22.

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one of the 39 groupings of contiguous wire-center areas with overlapping fiber, there is at least one other competing carrier within the area of the overlap. See id. ¶ 24. In addition, 96 percent of the buildings that MCI serves “on-net” using its local fiber are located in specific wire centers where at least one other competitor has deployed fiber; 81 percent of those buildings are in wire centers where four or more other competitors have deployed fiber. See Lew/Lataille Decl. ¶ 24; see also Powell/Owens Decl. ¶¶ 8-9.

Therefore, even after this transaction, the areas where MCI’s local fiber networks overlap with Verizon’s network will still have other competitive fiber networks. These alternative providers include large and small telecommunications companies – including AT&T, Global Crossing, TelCove, and XO/Allegiance – and non-traditional providers, such as affiliates of electric utilities and cable companies. See Lew/Lataille Decl. ¶ 16; Powell/Owens Decl. ¶¶ 16-18. These competing carriers routinely bid against MCI in the areas where MCI has deployed its own local fiber network. See Powell/Owens Decl. ¶ 18. In addition, competing carriers can provide service in those areas by purchasing special access service,33 deploying new fiber, or by relying on other growing competitive

[33]	To the extent parties attempt to inject disputes here about the Commission’s current regulation of special access prices, such claims are properly addressed in other proceedings, on an industry-wide basis. Indeed, this Commission recently held such concerns are “more appropriately addressed in our existing rulemaking proceedings on special access performance metrics and special access pricing,” enabling the Commission “to develop a comprehensive approach based on a full record that applies to all incumbent LECs so that the Commission treats similarly-situated incumbent LECs in the same manner.” AT&T Wireless/Cingular Order ¶ 183; see SBC/SNET Order ¶ 29 (Commission “decline[s] to consider in merger proceedings matters that are the subject of other proceedings before the Commission”); Bell Atlantic/GTE Order ¶ 432; Time Warner/AOL Order ¶ 209. In any event, this transaction will have no effect on Verizon’s regulatory obligations with respect to special access. See Lew/Lataille Decl. ¶ 12.

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alternatives such as fixed wireless.34 Nor can MCI be considered a unique competitor with respect to the deployment of local fiber networks. More than 100 different providers have deployed competitive fiber in Verizon’s serving area. See Lew/Lataille Decl. ¶ 16; see also Carlton et al. Decl. ¶¶ 49-51. For these reasons, the combination of Verizon and MCI will not have any adverse effects on the ability to obtain capacity from competitive suppliers.35

B. Mass Market

The transaction also will not adversely affect competition for mass-market customers – that is, both residential customers and small business customers that buy off-the-shelf, commodity products.36 First, intermodal alternatives such as cable, wireless, and VoIP already provide significant and intensifying competition for mass-market customers, particularly in Verizon’s service territory. This transaction will not in any

[34]	For example, although MCI uses its local fiber networks to provide service to tens of thousands of buildings in business districts nationwide, only about [BEGIN PROPRIETARY] [END PROPRIETARY] of those buildings (of which about one-third are within Verizon’s region) are entirely “on-net” – that is, where MCI deployed fiber connects the building to MCI’s network. See Powell/Owens Decl. ¶¶ 8-10.
[35]	As noted above, where MCI operates local fiber networks, it normally makes capacity on those networks available to other competitors. MCI’s wholesale arrangements are generally made pursuant to long-term contracts, which the combined entity plans to honor. See Lew/Lataille Decl. ¶ 12.
[36]	As the Commission has recognized, small business customers typically purchase off-the-shelf services, and have more in common with residential customers than with larger business customers. The Commission has accordingly treated small business customers as part of the mass market. See, e.g., Triennial Review Order ¶ 127 & n.432 (“Very small businesses typically purchase the same kinds of services as do residential customers, and are marketed to, and provided service and customer care, in a similar manner. Therefore, we will usually include very small businesses in the mass market for our analysis.”); Bell Atlantic/GTE Order ¶ 102 & n.253; see also Huyard Decl. ¶ 21 (Attachment 11).

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way reduce this intermodal competition. Second, MCI’s mass-market business is in a continuing and irreversible decline due to a variety of factors including not only the growth of this intermodal competition, but also other changes such as the elimination of UNE-P. MCI’s presence now consists largely of its diminishing legacy customer base, and it has cut back substantially on any efforts to attract new mass-market customers. Given these developments, MCI cannot be counted as one of a small group of “most significant market participant[s]” capable of providing mass-market services, and the transaction accordingly will have no adverse effects on competition.

These conclusions hold true regardless of how the Commission defines the relevant product and geographic markets. See Time Warner/AOL Order ¶ 152; SBC/Ameritech Order ¶ 93. As described in Part II above, as a result of technological, regulatory, and marketplace developments, it no longer makes sense for the Commission to subdivide the mass market into discrete product markets for local and long-distance voice services.37 Today, mass-market customers purchase an array of communications services in a communications market that includes not only traditional wireline providers and services, but a large and growing number of related options, including cable, wireless, broadband, and VoIP. And to the extent that customers continue to purchase wireline local and long-distance services, they are increasingly purchased and supplied on an integrated basis, from a single provider.38

[37]	See, e.g., Bell Atlantic/GTE Order ¶ 102; SBC/Ameritech Order ¶ 68; MCI/WorldCom Order ¶ 24.
[38]	The Commission should not treat all-distance offerings as a distinct product market. The prices for individual local and long-distance services clearly discipline those for all-distance services: a small but significant price increase in the cost of the all-distance

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Nor does it make sense for the Commission to define narrow geographic markets for mass-market services.39 Many significant intermodal competitors operate on a national scale. For example, Verizon faces competition throughout its region from national wireless providers such as Cingular, Sprint, Nextel, and T-Mobile. See Hassett et al. Decl. ¶ 72. Although cable operators operate local or regional networks, cable networks themselves are ubiquitous; virtually all of these networks have been upgraded for two-way broadband services; and all major cable operators – and many smaller ones –are in the process of deploying their own telephony services, which are expected to be available to most of the homes in Verizon’s region by the end of next year. See id. ¶¶ 34-44. Further, consumers today who have purchased cable modem service can obtain telephony services from a host of national VoIP providers such as Vonage, Packet8, BroadVoice, and Lingo. See id. ¶ 66. Thus, consumers today have similar competitive choices regardless of their geographic location, even if the identity of the particular incumbent wireline carrier or cable company differs across location. In these circumstances, the Commission should treat the geographic market as national in scope, just as it has done for interexchange service.40 package – assuming that costs of stand-alone services stayed the same – would substantially affect consumer demand for the all-distance offerings because consumers are willing and able to purchase the local and long distance services separately. In other words, all-distance and stand-alone services are “reasonably interchangeable by consumers for the same purposes” and therefore belong in the same product market. United States v. E.I. du Pont de Nemours & Co., 351 U.S. 377, 395 (1956).

[39]	See, e.g., Bell Atlantic/GTE Order ¶ 103; SBC/Ameritech Order ¶ 69.
[40]	See, e.g., Second Report and Order in CC Docket No. 96-149 and Third Report and Order in CC Docket No. 96-61, Regulatory Treatment of LEC Provision of Interexchange Services Originating in the LEC’s Local Exchange Area, 12 FCC Rcd 15756, ¶¶ 66-67 (1997) (“LEC Interexchange Services Order”); Order, Motion of AT&T Corp. To Be Reclassified as a Non-Dominant Carrier, 11 FCC Rcd 3271, ¶ 22 (1995).

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In any event, even if the Commission were to analyze the transaction by subdividing the mass-market into separate local and long-distance product markets, the result would be the same – the transaction does not harm competition for local and long-distance services because consumers will continue to enjoy competition from a significant number of effective market participants. Similarly, even if the Commission were to carve out geographic submarkets for these services, the result would be the same as if it analyzed the market on a national scale. Intermodal alternatives are ubiquitously available, and are being used by a large and increasing number of consumers to satisfy their communications needs. That is especially true in Verizon’s service territory.

1. Intermodal Alternatives Provide Significant Mass-Market Competition That Is Not Affected by This Transaction

It is now clear that, as a result of the introduction and adoption of new technologies that have reshaped the industry, the most significant competition for mass-market customers will come from facilities-based intermodal competitors that do not rely on the traditional wireline network at all, but instead use intermodal technologies such as cable and wireless.41 Thus, although the Commission has found in its previous analysis

[41]	See Triennial Review Remand Order ¶ 215 (“the record indicates that many competitors are choosing to rely on intermodal alternatives to the loop” to serve mass-market customers, and traditional wireline modes of entry “are of diminishing significance to competition in the mass market”); AT&T Wireless/Cingular Order ¶ 238 n.557 (“SBC and BellSouth face competition in the mass market from other intermodal providers, such as cable operators and VoIP providers.”); R. Hewitt Pate, Ass’t Attorney General, Antitrust Div., U.S. Dep’t of Justice, Competition and the End of Geography at 4-5, Remarks Before the Progress & Freedom Foundation, Aspen, Colo. (Aug. 23, 2004) (“August 2004 Pate Speech”) (“New technology, like VoIP, is gaining wider acceptance. . . . [M]ore and more Americans now rely solely on their mobile wireless phones and

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of wireline mergers that the most significant competitors for mass-market customers were the major wireline carriers such as the Bell companies, AT&T, MCI, and Sprint,42 that list, which was last endorsed nearly five years ago, is now obsolete. Indeed, the Commission previously anticipated as much when it recognized that “[t]echnological change, successful marketing, and modification of consumer perceptions may eventually result in additional companies having significant competitive effects in [the mass] market should their comparable or substitutable services achieve widespread acceptance.” Bell Atlantic/NYNEX Order ¶ 70.43 That time has arrived.

Customers now view cable and wireless as viable alternatives to wireline telephone service, and that acceptance will only grow going forward. Other services such as VoIP, e-mail, and instant messaging impose still further discipline on the market. The data unequivocally demonstrate that what used to be wireline telephone traffic is increasingly moving to these alternative technologies and that many consumers are using these services as a replacement for their wireline phones.

wireless constitutes an ever-growing share of local calls.”); Council of Economic Advisers, Economic Report of the President at 149 (Feb. 2005) (“CEA Report”) (“All of these recent development [in Internet-based telephone services], together with the rapid growth in mobile wireless telephone service, suggest that the monopoly access to household voice communications that local telephone exchanges have had for nearly a century is yielding to intensifying competition.”).

[42]	See, e.g., MCI/WorldCom Order ¶ 171; Bell Atlantic/GTE Order ¶ 118; SBC/Ameritech Order ¶ 87.
[43]	See also August 2004 Pate Speech at 7 (“The introduction of new technology, convergence of services and substantial shifts in how services are offered, purchased and used need to be taken into account in analyzing mergers and other potentially anticompetitive conduct.”).

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This transaction does not affect this intermodal competition in the slightest. MCI is not providing facilities-based intermodal competition today, and it has no plans to do so in the future, for reasons that have nothing to do with this transaction. Thus, as described below, with or without this transaction, there will be a large group of more or equally significant mass-market competitors that use their own facilities – in particular, cable operators and wireless carriers – as well as competitors that offer services such as VoIP, e-mail, and instant messaging over broadband Internet connections.

Cable. Cable companies began providing voice telephone service over their networks using circuit switches and are now aggressively rolling out VoIP service to their customers. See Hassett et al. Decl. ¶¶ 30-51; Crandall/Singer Decl. ¶¶ 28-31. By the end of 2003, cable companies offered circuit-switched voice telephone service to more than 15 percent of homes nationwide, and, as of the end of 2004, they offered telephony services (VoIP or switched) to more than 40 percent of U.S. households, a figure that is expected to increase to nearly 90 percent within two years. See Hassett et al. Decl. ¶¶ 30-31. Some major cable operators – including Time Warner Cable and Cablevision – already offer telephony services in all of their markets, while others – including Cox and Comcast – plan to reach that milestone by year-end 2006 at the latest. See Hassett et al. Decl. ¶¶ 35, 37-38, 41.44 As one Wall Street analyst recently noted: “By the end of 2006, [VoIP] will be offered almost ubiquitously by cable operators.”45

[44]	See also Cox News Release, Cox Brings Telephone to Five New Markets in ‘05 (Mar. 8, 2005) (Cox will provide telephony to 70 percent of its service area by the end of 2005).
[45]	Craig Moffett, et al., Bernstein Research Weekly Notes, Cable and Telecom: VoIP Will Reshape Competitive Landscape in 2005 at 1 (Dec. 17, 2004).

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This competition is particularly apparent in areas where Verizon provides telephone service. Verizon estimates that cable companies already offer voice telephone services that reach more than 23 million homes in Verizon’s service areas, and have announced that they will offer service on a much wider basis by the end of this year. See Hassett et al. Decl. ¶ 34. The cable company offerings in Verizon’s territory are clearly competitive with Verizon’s service. Indeed, mass-market voice services offered by cable companies are often priced at or below comparable offerings from Verizon. See id. ¶¶ 53-54 & Exh. 2. Analysts observe that aggressive pricing of cable telephony services is most pronounced in Verizon’s territories and project that Verizon will lose the largest share of its access lines to cable operators of any major ILEC. See Crandall/Singer Decl. ¶ 29.

Consumers unquestionably view cable companies’ telephony offerings as viable alternatives to traditional wireline telephone service. According to the Commission’s most recent data, as of January 2004, approximately 13 percent of customers that were offered cable telephony were subscribing to the service.46 Some cable operators report that, in some markets, they have attracted as much as 20-40 percent of all subscribers. See Hassett et al. Decl. ¶ 42. Across its markets, Time Warner is now adding 11,000 VoIP households per week. See id. ¶ 37.47 Cablevision has been adding another 1,000 cable VoIP households per day in the New York metropolitan area, and is already

[46]	See Report on Cable Industry Prices, Implementation of Section 3 of the Cable Television Consumer Protection and Competition Act of 1992, MM Docket No. 92-266, FCC 05-12, ¶ 37 & Table 10 (rel. Feb. 4, 2005).
[47]	See also Peter Grant, Time Warner’s Phone Service Shows Cable’s Growing Clout, Wall St. J., Feb. 23, 2005, at B1.

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providing service to 6 percent of its homes passed. See id. ¶ 35. Collectively, cable companies are expected to serve nearly six million lines by the end of 2005 and more than 10 million by year-end 2006. See id. ¶ 33. Comcast expects to achieve 20 percent penetration within five years.48

Wireless. Wireless carriers also compete with wireline carriers both for second and third lines and to an increasing extent for primary lines, and even more extensively for local and long-distance calls. See Crandall/Singer Decl. ¶¶ 14-21. Verizon faces competition throughout its region from national wireless providers such as Cingular, Sprint, Nextel, and T-Mobile, as well as from significant regional competitors. See Hassett et al. Decl. ¶ 72; AT&T Wireless/Cingular Order ¶ 94. Approximately 97 percent of households nationally are located in counties that also are served by three or more wireless competitors. See Hassett et al. Decl. ¶ 72 .

There are now more than 169 million wireless subscribers, and the number is still growing rapidly. See Hassett et al. Decl. ¶ 73. By some time during 2005, the number of wireless subscribers will outstrip wireline access lines for the first time. See id. An increasing share of these wireless subscribers are abandoning their wireline phones. See id. ¶ 74; Crandall/Singer Decl. ¶¶ 19-21.49 As of year-end 2004, wireless displaced

[48]	See Thomson StreetEvents, CMCSA – Q4 2004 Comcast Corporation Earnings Conference Call, Final Transcript at 7 (Feb. 3, 2005) (Comcast COO & President Steve Burke: “[W]hen you look at what Cox, and more recently Cablevision, and others have done in this business, we think the 20 percent penetration is very reasonable within a five-year time period.”).
[49]	See also Ninth Report, Implementation of Section 6002(b) of the Omnibus Budget Reconciliation Act of 1993; Annual Report and Analysis of Competitive Market Conditions with Respect to Commercial Mobile Services, 19 FCC Rcd 20597, ¶ 213 (2004) (“Ninth CMRS Report”) (“Wireless cannibalization remains a key driver of access line erosion.”).

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approximately 11 million wireline access lines, and approximately 7-8 percent of wireless users had given up their landline phones. See Hassett et al. Decl. ¶¶ 74-75.

Approximately three million additional wireless subscribers are now giving up their wireline phones each year. See id. ¶ 75.50 At least 14 percent of U.S. consumers now use their wireless phone as their primary phone. See id.51

Wireless networks are now displacing even larger volumes of telephone calls that previously used the switched wireline network. See Hassett et al. Decl. ¶¶ 77-81; Crandall/Singer Decl. ¶¶ 14-18. One Wall Street analyst estimates that “approximately 23% of voice minutes in 2003 were wireless,” and that, for 2004, “wireless could make

[50]	See also Catherine Cosentino, Standard & Poor’s, FCC Data Supports Standard & Poor’s View of Local Telephony Competition at 1-2 (Feb. 4, 2005) (“There also appears to be some traction developing for the wireless substitution model. According to FCC data, . . . about 3.0 million lines (30% of wireless subscriber additions for the first six months of 2004) may actually represent users that have completely severed the wireline cord. Extrapolating from these statistics, wireless substitution could represent at least 5 million of the wireless subscriber additions for 2005, assuming 10% growth in wireless penetration.”).
[51]	While the Commission has noted that the number of wireline customers who have “cut the cord” and given up their wireline phones is “currently limited,” it has also observed that such substitution is “growing” and has not definitively ruled on whether and in what circumstances wireline and wireless services should be considered part of the same product market. See, e.g., AT&T Wireless/Cingular Order ¶¶ 239-242; see also Memorandum Opinion and Order, Application by SBC Communications Inc., Nevada Bell Telephone Company, and Southwestern Bell Communications Services, Inc., for Authorization to Provide In-Region, InterLATA Services in Nevada, 18 FCC Rcd 7196, ¶ 18 (2003); Memorandum Opinion and Order, Application by Qwest Communications International, Inc. for Authorization To Provide In-Region, InterLATA Services in New Mexico, Oregon and South Dakota, 18 FCC Rcd 7325, ¶ 21 n.53 (2003) (both relying on wireless substitution to support Track A findings under section 271).

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up approximately 29% of voice minutes in the US.”52 The increase in wireless long-distance calls is even greater. One report concluded that 60 percent of long-distance calls in households with cellular phones are now made on wireless phones.53 By contrast, the FCC’s own data show that average residential wireline toll minutes have declined rapidly for the industry as a whole – from an average of 149 minutes per month in 1997, down to only 90 minutes per month in 2002.54 In total, consumers reduced the number of long-distance minutes of use on landline phones by 40 percent between 1997 and 2002. See Hassett et al. Decl. ¶ 80; Crandall/Singer Decl. ¶¶ 15-16.

As these trends make clear, many consumers (and suppliers55) now view wireless service as an alternative to wireline service for many purposes, and wireless service is exerting competitive pressure on wireline service. See Crandall/Singer Decl. ¶ 6. Indeed, wireless carriers were the first to offer rate packages that included local and long-distance

[52]	David Janazzo, et al., Merrill Lynch, The Next Generation VIII: The Final Frontier? at 5 (Mar. 15, 2004); Eighth Report, Implementation of Section 6002(b) of the Omnibus Budget Reconciliation Act of 1993,18 FCC Rcd 14783, ¶ 102 (2003) (“Eighth CMRS Report”) (“One analyst estimates that wireless has now displaced about 30 percent of total wireline minutes.”); Ninth CMRS Report ¶ 213 (“One analyst estimated . . . that 23 percent of voice minutes in 2003 were wireless, up from 7 percent in 2000.”).
[53]	See Philip Marshall, et al., The Yankee Group, Divergent Approach to Fixed/Mobile Convergence at 7 & Exh. 4 (Nov. 2004).
[54]	See Indus. Anal. & Tech. Div., WCB, FCC, Statistics of the Long Distance Telecommunications Industry, Table 20 (May 2003) (“May 2003 Long-Distance Report”) (includes: IntraLATA-Intrastate, InterLATA-Intrastate, IntraLATA-Interstate, InterLATA-Interstate, International, Others (toll-free minutes billed to residential customers, 900 minutes, and minutes for calls that could not be classified)).
[55]	See Application for Transfer of Control at 30, 31, Applications of Nextel Communications, Inc. and Sprint Corp., WT Docket No. 05-63 (FCC filed Feb. 8, 2005) (the combined Sprint/Nextel “will position its services as a competitive alternative to wireline service, to the benefit of intermodal competition and consumers,” and “will have a greater ability to compete for business that historically has gone to wireline companies”); see also Hassett et al. Decl. ¶ 81.

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calls, and wireline and cable companies then introduced their own all-distance rate packages to respond to those wireless rate packages. See Hassett et al. Decl. ¶ 84. Wireless prices are viewed as below wireline prices for comparable offerings. See id. ¶¶ 84-86. Wireless carriers have invested heavily to improve network coverage, and today, the vast majority of wireless consumers are satisfied with the quality of service. See id. ¶ 87.

VoIP. Regardless of whether a cable company offers VoIP service in a particular area, any customer who subscribes to cable modem or other broadband services also can obtain voice services from multiple VoIP providers. See Hassett et al. Decl. ¶ 57; Crandall/Singer Decl. ¶ 32; Carlton et al. Decl. ¶ 26. VoIP is already available from, or is now being deployed by, a wide range of companies, including national VoIP providers such as Vonage and AOL, traditional wireline carriers, and numerous other national or regional providers. See Hassett et al. Decl. ¶¶ 61-65; Crandall/Singer Decl. ¶ 32.56 In Verizon’s top 50 MSAs, approximately 92 percent of the population now has access to cable modem service and therefore also has access to VoIP from these and other providers. See Hassett et al. Decl. ¶ 58. On the small business side, Qwest’s OneFlex VoIP service is currently available in more than 100 cities – “virtually every major market in the country.”57

[56]	See also Julia Angwin, et al., AOL To Launch Net Phone Service, Giving VoIP a Mainstream Name, Wall St. J., Mar. 9, 2005, at A3; AT&T Wireless/Cingular Order ¶ 238 n.557 (noting “competition in the mass market from other intermodal providers such as cable operators and VoIP providers, as well as intramodal competitors”) (“AOL To Launch Net Phone Service”); Triennial Review Remand Order ¶ 215; Notice of Proposed Rulemaking, IP-Enabled Services, 19 FCC Rcd 4863, ¶¶ 12-15 (2004).
[57]	Qwest VoIP Service Available Nationwide, Denver Bus. J. (Dec. 8, 2004). See Qwest, Residential: Local Phone Services, at http://www.qwest.com/residential/index.html#.

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Consumers are signing up for VoIP services in increasing numbers. See Hassett et al. Decl. ¶¶ 59-60; Crandall/Singer Decl. ¶ 32. Many VoIP providers offer service packages with comparable or greater services and features than those available from conventional wireline providers; these packages are offered at attractive prices that are often below comparable wireline offerings. See Hassett et al. Decl. ¶¶ 66-67 & Exh. 2.

E-Mail and Instant Messaging. E-mail and instant messaging (IM) also now substitute for a significant fraction of traffic that used to be switched on wireline networks, including revenue-producing traffic such as interexchange calls. If only 5 percent of the approximately nine billion messages per day U.S. users are estimated to send substitute for a 90-second voice call, this data traffic has displaced more than 10 percent of the voice traffic that would otherwise have been handled by the incumbents’ networks. See Hassett et al. Decl. ¶¶ 88-89; Carlton et al. Decl. ¶ 30.

Broadband Internet Access. As the Commission has recently found, “the competitive nature of the broadband market, including new entrants using new technologies, is driving broadband providers to offer increasingly faster service at the same or even lower retail prices.”58 The market leader is cable modem service, which accounts for more than 61 percent of residential and small business customers receiving download speeds of 200 Kbps and 83 percent of customers that receive more than 200

[58]	Fourth Report to Congress, Availability of Advanced Telecommunications Capability in the United States, 19 FCC Rcd 20540, 20552 (2004) (“Fourth Report to Congress”).

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Kbps in both directions59. Cable modem service has been very successful in serving small-business customers, with analysts finding that “cable operators have been extremely successful in serving businesses with 10 people or less.”60 Simply put, local telephone companies are still secondary players for mass-market customers of broadband Internet access. Moreover, “current providers face the prospect of new broadband market entrants and other competitive pressures from converging telecommunications markets.”61 These new broadband market entrants include companies providing Wi-Fi, WiMax, satellite technologies, fiber-to-the-home, and broadband over power lines.62

2. MCI Is Not One of a “Small Number” of “Most Significant Market Participants” in the Mass Market

The removal of MCI is of no competitive consequence under basic antitrust principles and the Commission’s own framework because, even absent this transaction, MCI will not be one of a small group of significant competitors in the mass market. In analyzing whether a transaction would lessen competition or otherwise harm the public interest, the key question is not a party’s historic or current market share, but rather its future competitive strength.63 Where a party could only be expected to be a “weak[] . . . competitor” going forward, its acquisition does not “substantially lessen competition.” See Carlton et al. Decl. ¶¶ 36-42.

[59]	See Indus. Anal. & Tech. Div., WCB, FCC, High-Speed Services for Internet Access: Status as of June 30, 2004, Tables 3 & 4 (Dec. 2004).
[60]	Yankee Group, Cable and DSL Battle for Broadband Dominance at 6, 13 (Feb. 12, 2004).
[61]	Congressional Budget Office, Does the Residential Broadband Market Need Fixing? at 30 (Dec. 2003), at http://www.cbo.gov/ftpdocs/48xx/doc4868/12-03-Broadband.pdf.
[62]	See Fourth Report to Congress, 19 FCC Rcd at 20547.
[63]	See, e.g., United States v. General Dynamics Corp., 415 U.S. 486, 503-04 (1974) (“Evidence of past production does not, as a matter of logic, necessarily give a proper picture of a company’s future ability to compete.”); United States v. Syufy Enters., 903 F.2d 659, 665-66 (9th Cir. 1990) (“In evaluating monopoly power, it is not market share that counts, but the ability to maintain market share.”); Ball Mem’l Hosp., Inc. v. Mutual Hosp. Ins., Inc., 784 F.2d 1325, 1336 (7th Cir. 1986) (“Market share reflects current sales, but today’s sales do not always indicate power over sales and price tomorrow.”).
[64]	General Dynamics, 415 U.S. at 503-04 (rejecting challenge to merger of two coal companies notwithstanding that it would significantly increase concentration because acquired company’s “probable future ability to compete” successfully was limited); FTC v. National Tea Co., 603 F.2d 694, 700 (8th Cir. 1979) (finding that “prospective loss of [merger party] from the relevant market” was not competitively significant despite its high market share because “its present market share was an inaccurate reflection of its future competitive strength”); United States v. International Harvester Co., 564 F.2d 769, 773-74 (7th Cir. 1977) (finding that “no substantial lessening of competition occurred or was threatened” because merger party’s “weakened financial condition” meant that “it did not have sufficient resources to compete effectively” in the future) (internal quotation marks omitted).

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Although the Commission at one time considered MCI “among a small number of ‘most significant market participants’” in serving the mass-market,65 that is not the case today. MCI’s position in the mass market is a shadow of its former self and will only decrease, not increase, going forward. Even without this transaction, MCI’s participation in the mass market will consist largely of serving its dwindling legacy customer base and managing its decline as a provider of mass market services. As MCI’s CEO told Congress, it made the decision “to exit constructively the consumer market . . . long ago,” well before this transaction.66 As a result of that decision, the merger will not harm competition in the mass market.

[65]	MCI/WorldCom Order ¶ 19; see Bell Atlantic/NYNEX Order ¶ 82; Bell Atlantic/GTE Order ¶ 118; SBC/Ameritech Order ¶ 87.
[66]	Competition in the Communications Marketplace: How Technology Is Changing the Structure of the Industry: Hearing Before the House Comm. On Energy and Commerce, 109th Cong., Federal News Service, Tr. at 78-79 (Mar. 2, 2005) (statement of Michael

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By all measures, MCI’s consumer business is in a continuing and irreversible decline both nationally and in Verizon’s footprint. MCI’s consumer revenues declined by 20 percent from 2003 to 2004. See Huyard Decl. ¶ 2.67 The amount of consumer long-distance traffic that MCI carries also has declined precipitously, by more than 25 percent between January 2003 and January 2005. See id. Exhs. 3-7. MCI is similarly losing mass-market lines on a monthly basis across all segments. For example, between January 2003 and January 2005, it lost more than 60 percent of its stand-alone long-distance accounts and more than 40 percent of its stand-alone local accounts. Id. ¶ 2. These declines are likely to continue, particularly given that MCI has raised its prices for mass-market services and plans to continue to do so. See id. ¶ 18; Carlton et al. Decl. ¶ 40. MCI’s provision of service to small business customers also continues to decline. For example, the number of small business customers that purchase long-distance service from MCI has declined by nearly a quarter in the last year alone. See Huyard Decl. ¶ 22.

MCI also is not a significant competitor with respect to broadband Internet access. MCI never built more than a minimal consumer DSL customer base; it has fewer than [BEGIN PROPRIETARY] [END PROPRIETARY] residential DSL customers. See id. ¶ 19. In addition, earlier this year, MCI began assessing a $99 one-time fee at signup to cover costs of CPE, a charge that most of the major consumer DSL providers do not assess. See id.

Capellas); see also id. at 39-40 (“the decision to exit the consumer business is one we had made” last year).

[67]	See also Carlton et al. Decl. ¶ 11; UBS Investment Research, Wireline Telecom Play Book at 62 (Jan. 14, 2005) (predicting that MCI’s mass-market revenues will decline 27 percent in 2005, 31 percent in 2006, and 28 percent in 2007); Thomson StreetEvents, MCIP – Q4 2004 MCI INC Earnings Conference Call, Final Transcript at 4 (Feb. 25, 2005).

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Faced with this irreversible decline among mass-market customers, MCI has made significant cuts in its mass-market operations. For example, MCI has eliminated all broadcast advertising to attract mass-market customers and cut its direct mail and print advertising by 90 percent from early 2003 to January 2005. See id. ¶ 17. MCI has similarly reduced its telemarketing hours – which is the principal way that MCI attracts new customers – by [BEGIN PROPRIETARY] [END PROPRIETARY] percent. See id. ¶ 16. MCI also has reduced its overall mass market employee base from [BEGIN PROPRIETARY] [END PROPRIETARY] in January 2002 to [BEGIN PROPRIETARY] [END PROPRIETARY] in February 2005. It has closed [BEGIN PROPRIETARY] [END PROPRIETARY] of its [BEGIN PROPRIETARY] [END PROPRIETARY] call centers and [BEGIN PROPRIETARY] [END PROPRIETARY] of [BEGIN PROPRIETARY] [END PROPRIETARY] customer service centers, with plans to close two more in May 2005. See id. MCI’s total mass-market SG&A expenses have been cut in half. See id. ¶ 17. In short, MCI’s activities in the mass market are now primarily limited to managing the decline of its embedded base, rather than actively competing for new customers. See id. ¶ 13. And even for these remaining customers, MCI is raising rates. See id. ¶ 18.68

[68]	Indeed, because Verizon would not have the same incentives as MCI does today, and instead would have an incentive to market additional services to current MCI customers, these customers are likely to be better off as a result of the transaction. See Carlton et al. Decl. ¶ 43.

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As the head of MCI’s U.S. Sales and Service explains, MCI’s decision to shift away from the mass market business is due to a variety of factors unrelated to this transaction. See Huyard Decl. ¶ 4. These include facilities-based intermodal competition from cable companies and wireless carriers; competition from VoIP, e-mail, and instant messaging; competition from the RBOCs and other wireline carriers; restrictions on marketing resulting from Do Not Call legislation; customer preference for all-distance services; and regulatory changes that eliminated UNE-P. See id. ¶¶ 5-12.

As a result of these factors, MCI concluded that, despite its past success in the mass market, the declines it was experiencing would continue and could not be reversed. MCI at one time explored plans to serve customers using a combination of UNE-L and MCI’s switching. See id. ¶ 14. In May 2004, MCI’s board approved a plan to invest approximately $180 million to pursue this strategy in areas where it would make economic sense to do so. See id. For reasons unrelated to this transaction, however, that plan did not come to fruition. See id. ¶ 15. From the outset, MCI’s plan was contingent on the continued availability of the UNE-P at TELRIC rates in some form, which would have enabled MCI to continue to provide UNE-P service in most areas while it migrated consumers to its own circuit switches where it concluded it could do so. See id. But as soon as MCI realized that it was unlikely that UNE-P would continue to be available, MCI put its investment plans on indefinite hold. See id. And now that the Triennial Review Remand Order has dismantled the UNE-P, MCI has concluded that this strategy would no longer make economic sense and has no plans to pursue it. See id.69

[69]	Although MCI has entered into a “UNE-P replacement” agreement with Qwest and is pursuing agreements with others, such agreements would simply allow MCI to manage the decline of its consumer business. See Huyard Decl. ¶ 24.

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Finally, MCI would not become one of a small group of significant mass-market competitors using an intermodal form of competition such as VoIP. As an initial matter, MCI has not yet deployed a mass-market VoIP service, despite the fact that other traditional wireline carriers – such as AT&T and Qwest – have already done so. See id. ¶ 20; Hassett et al. Decl. ¶¶ 61, 63. MCI has plans to begin a limited trial offering of VoIP service to approximately 5,000 customers in May. See Huyard Decl. ¶ 20. Even if that trial were successful, there is no reason to believe that MCI is uniquely capable of succeeding using VoIP service, especially when other carriers have already proven successful. See id.70

[70]	See also, e.g., Bell Atlantic/NYNEX Order ¶ 65 (“If one of the merging parties has the same capabilities and incentives as a large number of other competitors, then the loss of that one participant may be unlikely to remove much individual discipline from the market.”); see also MCI/WorldCom Order ¶¶ 128-129 (where a merging party does “not possess any special retail assets or capabilities that would make it more likely than other carriers to become a major participant in the mass market,” the merger “is not likely to affect adversely competition in this consumer market”); United States v. Marine Bancorp., 418 U.S. 602, 630-32 (1974); In re B.A.T. Indus., Ltd., 104 F.T.C. 852, 1984 FTC LEXIS 4, at *150 (1984) (to find competitive harm, “only a few firms must be capable of entry, so that the loss of a single firm as a prospective entrant may in fact injure prospective competition”); Phillip E. Areeda & Herbert Hovenkamp, Antitrust Law ¶ 1121d (Supp. 2002).

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3. Although the Traditional Distinction Between Local and Long-Distance Services Has Eroded, Even an Analysis of Those Services Separately Demonstrates That the Transaction Does Not Result in Adverse Competitive Effects

Although the Commission’s earlier merger cases have divided the mass market into distinct product markets for local and long-distance services,71 as explained above, regulatory, technological, and marketplace factors have eroded that distinction. See Part II, supra. But even when the transaction is viewed in traditional terms, it does not present competitive concerns. Both local and long-distance services are competitive, and will remain so after this transaction, and, in any event, MCI is no longer a significant competitor for either mass-market local or long-distance services.

Mass-Market Local. The Commission has already found that Verizon has irreversibly opened its local markets to competition when granting its applications to provide long-distance services pursuant to section 271 of the 1996 Act.72 Since that time, local competition has grown stronger. As demonstrated above, cable operators offer significant and rapidly growing mass-market competition; more and more customers are using wireless phones either to make calls that would otherwise traverse wireline networks or to “cut the cord” entirely and use wireless phones in place of wireline local

[71]	See, e.g., Bell Atlantic/GTE Order ¶ 102; SBC/Ameritech Order ¶ 68; MCI/WorldCom Order ¶ 24.
[72]	See, e.g., Memorandum Opinion and Order, Application by Verizon Virginia Inc., et al., for Authorization To Provide In-Region, InterLATA Services in Virginia, 17 FCC Rcd 21880 (2002); Memorandum Opinion and Order, Application by Bell Atlantic New York for Authorization Under Section 271 of the Communications Act To Provide In-Region, InterLATA Service in the State of New York, 15 FCC Rcd 3953 (1999); Memorandum Opinion and Order, Petition for Forbearance of the Verizon Telephone Companies Pursuant to 47 U.S.C. § 160(c), 19 FCC Rcd 21496, ¶ 15 (2004) (finding that section 271 has been “fully implemented” “throughout the United States”).

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service; and VoIP providers offer additional competitive alternatives for local service for the growing number of consumers with broadband. All of these various competitors provide service packages that include local voice service and each of these alternatives competes with local wireline services for an increasing portion of mass-market customers. See, e.g., Hassett et al. Decl. ¶¶ 10-16, 36, 39, 42, 44, 62, 72, 84; Crandall/Singer Decl. ¶¶ 14, 30, 32. Indeed, Verizon’s data show that, although competing carriers have significantly curtailed their purchases of UNE-P lines, Verizon has continued to lose retail residential lines at roughly the same rate as before this trend began, and that this is due primarily to competition from cable, VoIP, and wireless. See Lataille Decl. ¶¶ 7, 9 (Attachment 7).73

Further, the Commission should consider not only whether intermodal alternatives are fully competitive with wireline local services today, but whether they will provide increasingly effective competitive alternatives over the two years after the close of the transaction.74 And within that time frame, these various intermodal alternatives are projected to improve even further in quality, decrease further in price, and become more

[73]	Although some Verizon residential customers are replacing their retail lines with Verizon’s DSL services, the additional DSL lines do not make up for Verizon’s retail residential line losses, especially in light of the dramatic drop in the number of orders for UNE-P lines. See Lataille Decl. ¶ 9.
[74]	See Bell Atlantic/GTE Order ¶ 396 n.883 (“We forecast supply for two years in accordance with the Department of Justice Merger Guidelines.”) (citing 57 Fed. Reg. at 41,562, § 3.2 n.27); see also AT&T Wireless/Cingular Order ¶ 148 (“For many markets where the facts of a high subscriber-based HHI and a high change in HHI might seem to suggest a potential competitive problem, there is in fact little likelihood of harm. We find that the presence and capacity of other firms matter more for future competitive conditions than do current subscriber-based market shares. In particular, current market shares understate the likely future competitive importance of [other major competitors in the market]. These firms all compete fiercely for customers; all are investing substantially in capacity and new services in this sector . . . .”).

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widely available. See, e.g., Hassett et al. Decl. ¶ 33; Crandall/Singer Decl. ¶ 21.75 Analysts accordingly project that ILEC access-line losses are “set to accelerate,” with the “major drivers” of such loss as “wireless substitution, second lines moving to broadband, and increasingly VoIP.”76 Credit Suisse/First Boston expects that, within five years, “wireless and broadband substitution . . . will have risen to represent 25% of first quarter 2002 lines.”77

Even if there were not existing and growing intermodal competition for mass-market local services, the transaction would not result in a material decrease in competition because, as described above, MCI’s local market presence is already significantly diminished and declining rapidly. See Huyard Decl. ¶ 2. Beginning in June 2004, the total number of MCI’s in-service residential UNE-P lines in Verizon’s service areas declined by an average of [BEGIN PROPRIETARY] [END PROPRIETARY] per month. See Lataille Decl. ¶ 8. MCI stand-alone local revenues – which were small to begin with – dropped almost 50 percent between January 2003 and January 2005, and minutes for stand-alone local customers decreased by more than 50 percent during that same period. See Huyard Decl. ¶ 2.

[75]	See also AT&T Wireless/Cingular Order ¶ 241 (“The record evidence demonstrates that while a small proportion of consumers have chosen to cut the cord, intermodal competition is growing and wireless services may become a more significant direct competitor to wireline services for a larger portion of the mass market in the future.”).
[76]	Simon Flannery, et al., Morgan Stanley, Skating on Thin Ice: Lowering Industry View to Cautious at 4 (Jan. 19, 2005). See also Matthew J. Bartlett & Nicole Black, Banc of America Securities, 2005 Telecom and Media & Entertainment Outlook at 19 (Jan. 11, 2005).
[77]	Ido Cohen, et al., Credit Suisse/First Boston, Verizon Communication; 2005: A Transition Year; Downgrading to Neutral on Accelerating VoIP Risk at 7 (Jan. 12, 2005).

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Yet even these totals overstate MCI’s current and future competitive significance. See Carlton Decl. ¶¶ 36-42. As described above, MCI has greatly reduced efforts to attract new mass-market customers, but instead is managing the decline of existing ones. Thus, MCI’s forward-looking shares of new customers (i.e., its “flow shares”) are far lower than these totals suggest.78 Moreover, MCI provides virtually all of its local service through the UNE platform. The Commission has concluded that this form of mass-market service does not, on balance, promote competition and benefit consumers. See Triennial Review Remand Order ¶¶ 218, 220. Consistent with that conclusion, any impact that this transaction may have on MCI’s UNE-P business should not be deemed to have any negative consequences for consumers.79

Mass-Market Long Distance. The transaction also will not have any adverse competitive effects on mass-market long-distance service. The availability and use of intermodal alternatives is particularly extensive for long-distance services, as the Commission has found.80 And there will also be many wireline long-distance providers

[78]	See AT&T Wireless/Cingular Order ¶¶ 97, 99 (acknowledging that flow shares – “a carrier’s percentage of the total number of customers or revenues gained by the various carriers in a certain time period, as opposed to its percentage of the total number of current customers or revenues” – “may shed light on the relative competitive strengths of market participants in certain markets.”).
[79]	See Almeda Mall, Inc. v. Houston Lighting & Power Co., 615 F.2d 343, 353 (5th Cir. 1980) (a complaint about the price at which a utility offers to sell to wholesalers states “no antitrust violation and no antitrust injury,” because the resale of a utility’s service creates “no competition” that is the concern of the antitrust laws).
[80]	See, e.g., Memorandum Opinion and Order, AT&T Corp. v. BellSouth Telecomms., Inc., 19 FCC Rcd 23898, ¶ 50 (2004) (noting “substitution of wireless and VoIP services for traditional long distance services”); Eighth CMRS Report ¶ 103 (“The long distance, local, and the payphone segments of wireline telecommunications have all been losing business to wireless substitution. Long distance volumes and revenues are down at AT&T, MCI, and Sprint as customers shift to wireless services to make their calls.”).

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left after the transaction. In any event, as is the case with respect to mass-market services generally, MCI’s market position in the provision of long-distance services to mass-market customers is eroding rapidly, and MCI is no longer among a small number of most significant competitors for these services.

As an initial matter, the transaction does not result in any material reduction in the long-haul capacity available to serve the mass market.81 Verizon has only limited long-haul facilities of its own, and instead obtains capacity from other providers. See Lack/Pilgrim Decl. ¶¶ 15-16 (Attachment 10). Insofar as long-distance services are concerned, therefore, the principal effect of the transaction will be to permit Verizon to roll its traffic onto MCI’s extensive network, which will produce pro-competitive efficiency gains. See, e.g., Hassett et al. Decl. ¶ 24. In any case, there will still be multiple wireline long-distance networks remaining after the transaction, including those operated by AT&T, Sprint, Qwest, Level 3, Global Crossing, WilTel, and others.82 As discussed above, there is a vibrant wholesale market for long-haul capacity, which ensures that long-distance prices will remain competitive, including for customers who prefer to purchase long-distance services on a stand-alone basis.83

[81]	See MCI/WorldCom Order ¶ 42 (approving merger of MCI and WorldCom despite the fact that it would reduce the number of major wholesale suppliers, given the existence of other wholesale alternatives).
[82]	Halpern, Bernstein Wholesale Report at 2 (“[T]he markets for wholesale long-distance voice and data services are highly competitive. The established long-haul carriers – AT&T, MCI and Sprint – compete not only with each other, but also with relative upstarts such as Level3, Global Crossing, 360networks, Wiltel, and a host of others.”).
[83]	See, e.g., id. (“The long-distance market is burdened with a capacity glut from the overinvestment of the late 1990s, leading to persistent pricing pressure.”).

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This extensive competition at the wholesale level also guarantees competition at the retail level.84 “The Commission on several previous occasions has concluded that the long distance service market is competitive,” and reaffirmed that conclusion yet again in the Triennial Review Remand Order.85 Indeed, there are still dozens if not hundreds of long-distance providers offering retail long-distance services today,86 and long-distance prices have been falling steadily.87

Retail long-distance competition is further assured by the wide range of intermodal alternatives that are now available and widely used for long-distance services. As demonstrated above, cable operators, VoIP providers, and wireless carriers all offer packages of voice service that include large bundles of long-distance minutes. See Hassett et al. Decl. Exh. 2. The 70 percent of households that have wireless phones now use those phones to make 60 percent of their long-distance calls. See id. ¶¶ 7, 9. This fact alone demonstrates that consumers view wireless as interchangeable with wireline for long-distance service.88 Wireless long distance provides all of the same functionality as wireline long distance, with the added benefit of mobility, and is typically less expensive. See Hassett et al. Decl. ¶¶ 84-86.

[84]	See, e.g., MCI/WorldCom Order ¶¶ 51, 68; LEC Interexchange Services Order ¶¶ 28, 97; Order, Motion of AT&T Corp. To Be Declared Non-Dominant for International Service, 11 FCC Rcd 17963 (1996).
[85]	Triennial Review Remand Order ¶ 36 & n.107.
[86]	See May 2003 Long-Distance Report at 1 (“More than 1,000 companies now offer wireline long distance service.”).
[87]	See id., Table 18; CEA Report at 146-47.
[88]	See AT&T Wireless/Cingular Order ¶ 74 n.267; Ninth CMRS Report ¶ 213.

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Long-distance voice services also face competition from various data applications. Much of the voice traffic generated by new VoIP services is carried over the public Internet free of charge, particularly those services provided using free software applications such as Skype, Pulver, and fwdOUT (formerly Bellster).89 As one analyst has noted, the competition provided by these services simply does not show up in the conventional metrics of competition: these Internet-enabled voice services can “substitute[] for calling occasions, even as they leave measured market share untouched.”90 In addition, e-mail and instant messaging now substitute for a large and growing fraction of long-distance voice traffic. See Hassett et al. Decl. ¶¶ 88-89; Carlton et al. Decl. ¶ 30.

The impact of this intermodal long-distance competition is clear. Verizon’s total switched access minutes of use for 2002 to 2004 steadily declined by approximately [BEGIN PROPRIETARY] [END PROPRIETARY] percent. See Lataille Decl. ¶ 13. Similarly, the FCC’s own data show that wireline toll minutes have declined rapidly for the industry as a whole. Average residential toll minutes per line reached a peak of 149 minutes per month in 1997, and declined to only 90 minutes per month in 2002.91

[89]	Skype’s website reports more than 80 million downloads of its software, which has been used to serve nearly six billion minutes of traffic. See http://www.skype.com/.
[90]	Jeffrey Halpern, et al., Bernstein Research Weekly Notes, U.S. Telecom and Cable: Flat-Rate Pricing Signals Telephony Voice ARPU Compression at 4 (Apr. 8, 2004).
[91]	See May 2003 Long-Distance Report, Table 20 (includes: IntraLATA-Intrastate, InterLATA-Intrastate, IntraLATA-Interstate, InterLATA-Interstate, International, Others (toll-free minutes billed to residential customers, 900 minutes, and minutes for calls that could not be classified)).

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None of this extensive competition will be affected by this transaction, which should be the end of the matter. In any event, MCI can not be deemed one of a small group of significant competitors for mass-market long-distance service. Between January 2003 and January 2005, MCI’s domestic stand-alone long-distance revenue and the number of stand-alone long-distance accounts each decreased by more than 60 percent, and both are continuing to decline. See Huyard Decl. ¶ 2. Thus, for purposes of competitive analysis, MCI’s current market share – which in any case is small and shrinking – does not provide a meaningful measure of its competitive significance.92

C. Other Services

Wireless Services. This transaction does not present any significant issues with respect to wireless services. Although Verizon provides an array of wireless voice and data services, MCI – which at one time was a wireless reseller – exited the wireless business nearly two years ago.93 As the Commission has repeatedly found, the wireless mass-market is extremely competitive, with five national firms, three large regional firms, other smaller regional firms, and numerous resellers.94 This transaction will do nothing to alter that market; nor could MCI be considered a significant potential competitor in this market.

[92]	See, e.g., AT&T Wireless/Cingular Order ¶ 148; Bell Atlantic/NYNEX Order ¶ 65; General Dynamics, 415 U.S. at 503-04; Ball Mem’l Hosp., 784 F.2d at 1336.
[93]	See also WorldCom Press Release, WorldCom, Inc. Announces Intention To Exit Wireless Resale Business (June 5, 2002).
[94]	See AT&T Wireless/Cingular Order ¶¶ 92-94; Triennial Review Remand Order ¶ 36 & n.106; Ninth CMRS Report ¶ 2.

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MCI’s main wireless asset is its SkyTel business, which provides both one-way and two-way paging services. See McMurtrie Decl. ¶ 30.95 SkyTel and Verizon are the second and third largest providers of paging services, but even combined they would be less than half the size of the largest provider, USA Mobility, which was formed by the recent merger between Arch Wireless and Metrocall (previously the two largest paging companies), and which has more than two-thirds of the paging units in service.96 The paging market, moreover, is a declining industry, with the number of units in service falling from 45 million total paging units in 1999 to fewer than 12 million at the end of last year, as former customers have turned to other technologies with one- and two-way capability. See DOJ News Release on Arch-Metrocall at 2; Buchanan Decl. ¶ 4. Verizon’s paging business has undergone a similar decline, with its number of paging units dropping from approximately 3.5 million in 1999 to approximately 1.4 million today. See Buchanan Decl. ¶ 5.

This transaction will not reduce competition for one-way or two-way paging. Pricing of one-way paging services is constrained by competing technologies such as wireless telephones, which generally have features that replicate the functionality of paging, and one-way paging customers could switch to these alternatives if paging companies tried to raise prices. See id. ¶ 8. Moreover, the dozens of local and regional

[95]	Independent of and well before this transaction, MCI had sold off most of its fixed-wireless spectrum to Nextel. See Denise Pappalardo, MCI Finds a Buyer for Wireless Assets, NetworkWorldFusion (July 1, 2003), at http://www.nwfusion.com/edge/news/ 2003/0701nextel.html.
[96]	See Buchanan Decl. ¶ 3 (Attachment 9); DOJ News Release, Department of Justice Antitrust Division Issues Statement on the Closing of Its Investigation of Arch Wireless’ Acquisition of Metrocall Holdings at 2 (Nov. 16, 2004) (“DOJ News Release on Arch-Metrocall”), at http://www.usdoj.gov/atr/public/press_releases/2004/206339.htm.

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paging companies provide effective competition because, as the Department of Justice (“DOJ”) recently found, “over 90 percent of paging coverage purchased is local or regional.” See DOJ News Release on Arch-Metrocall at 2; Buchanan Decl. ¶ 9. The DOJ concluded further that “[h]arm from coordinated interaction appears unlikely due to the differentiated nature of paging services, the large number of factors a supplier considers in determining the price for each customer, the different levels of services provided …, and differences across paging firms.” See DOJ News Release on Arch-Metrocall at 3. Likewise, two-way paging does not present any competitive concern. The DOJ did not even analyze two-way paging in approving the Arch/Metrocall merger because other popular two-way technologies, like mobile wireless telephone service, SMS messaging, and Blackberry, are competitively priced and offer greater functionality. See, e.g., Buchanan Decl. ¶ 11.

Internet Backbone. MCI operates an Internet backbone comparable in size to at least five other providers; Verizon has no comparable backbone. The combination of MCI’s and Verizon’s backbones would still be comparable in size to several other backbones and also would continue to face competition from many other smaller backbones. Accordingly, this transaction does not raise any concerns about the reduction of competition among operators of Internet backbones (that is, providers of Internet connectivity).

In contrast to the centrally managed, hierarchical circuit-switched networks of the past, the Internet is a non-hierarchical network of networks that enables large Internet connectivity providers that operate national and international packet-switched networks to interconnect with one another and with other providers with more limited networks.

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The power of the Internet arises from the universal connectivity that it provides – the ability of every end user to connect with every other end user. Because no single Internet connectivity provider connects directly to every site or every network that makes up the Internet, such providers have voluntarily negotiated a wide variety of interconnection arrangements that govern the manner in which they exchange traffic with one another. At one end of the spectrum are peering agreements where Internet connectivity providers exchange on a bill-and-keep basis traffic destined for each other’s networks, and at the other are transit agreements under which one provider purchases connectivity that allows it to terminate traffic at any point on the Internet.

The Commission has analyzed whether prior transactions would reduce competition in the provision of “Internet backbone services” – defined as “the transporting and routing of packets between and among ISPs and regional backbone networks.” MCI/WorldCom Order ¶ 148. Even assuming, arguendo, that “Internet backbone services” constitute a relevant product market for antitrust purposes, the facts concerning the merger of Verizon and MCI are far different from those of prior mergers, and this transaction raises no significant competitive concerns. For example, the DOJ sought to block the merger of WorldCom and Sprint on the ground that WorldCom was “approaching a dominant position in the Internet backbone market,” carrying 37 percent of “all Internet traffic sent to or received from the customers of the 15 largest Internet backbones in the United States,” and that Sprint, the next largest provider, had a 16 percent market share.97 See DOJ WorldCom/Sprint Compl. ¶¶ 32, 35. Thus, the DOJ

[97]	The DOJ in particular suggested that, “[w]hen a single network grows to a point at which it controls a substantial share of the total Internet end user base and its size greatly

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contended that the Internet backbone resulting from the merger would carry more than half of all Internet traffic.98

The facts have now changed. In the five years since the Commission last analyzed Internet backbone services, concentration among Internet backbone providers has decreased substantially. While publicly available information does not permit precise, reliable calculations of individual shares, all available data show that MCI is a much less significant provider of backbone-based services than it was five years ago, and that at least five other companies offer Internet connectivity services that are comparable to those offered by MCI. See Kende Decl. ¶ 2 (Attachment 16). These companies include AT&T, Sprint, Qwest, Level 3, and Savvis, and may also include AOL Transit Data Network and Teleglobe. See id.99 exceeds that of any other network, network externalities may cause a reversal of its previous incentives to achieve efficient interconnection arrangements with its rival networks.” DOJ WorldCom/Sprint Compl. ¶ 41. Subsequent economic analysis has shown that a large Internet connectivity provider likely would not engage in these types of anticompetitive activities unless its market share exceeds 70 percent. See David A. Malueg & Marius Schwartz, Interconnection Incentives of a Large Network, Working Paper 01-05, at 16-17 (Georgetown Univ. Dep’t of Econ. Aug. 2001, rev. Jan. 2002), at http://www.georgetown.edu/faculty/schwarm2/papers/InterconnectionIncentives.pdf.

[98]	The DOJ further noted that UUNET “operate[d] three of the [seven] largest and busiest public interconnection points.” DOJ WorldCom/Sprint Compl. ¶ 25. These public interconnection points are locations where Internet connectivity providers can exchange traffic with one another. See MCI/WorldCom Order ¶ 143.
[99]	The DOJ’s prior competitive concerns focused on so-called “Tier 1” Internet backbone providers, which it defined to mean those providers that “sell transit service to substantial numbers of ISPs . . . sell dedicated Internet access directly to corporate customer or other enterprises . . . have large nationwide or international networks capable of transporting large volumes of data,” and “typically maintain private peering relationships with all other Tier 1 [Internet backbone providers] on a settlement-free basis.” DOJ WorldCom/Sprint Compl. ¶ 27. Although it is difficult to identify with certainty the Internet backbone providers in this category, all or most of the companies identified in the text appear to meet this definition today.

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Whether measured in terms of revenue, traffic, or the number of connections, the decrease in concentration and the decline in MCI’s relative position are evident. Although there are problems in developing reliable revenue data, available information indicates that the total revenue of MCI and Verizon from backbone operations in 2003 was less than the revenues of the company with the largest revenue share. See Kende Decl. ¶ 4. Data provided by RHK likewise indicate that MCI is not the largest Internet connectivity provider, but rather is one of seven providers with traffic shares between 5 percent and 12.5 percent. See id. ¶ 5.

MCI’s share as measured by the number of Autonomous System (“AS”) connections also has declined substantially, from 19 percent in 2000 to 12 percent in 2004.100 The same data also show a substantial decrease in concentration for the market as a whole: the combined share of the top five backbone providers fell to 39 percent of all connections in 2004 from 58 percent in 2000, and the number of connections for each of the top four providers declined from 2003 to 2004. See Kende Decl. ¶ 7. Moreover, the peering policies of at least five other Internet connectivity providers suggest that they have backbone networks similar in size and reach to MCI’s. See id. ¶ 11.

Another indication of strong and increasing competition for Internet connectivity services is the sharp decline in the prices for Internet bandwidth. Between the second quarter of 2003 and the second quarter of 2004, transit prices in major U.S. cities fell 55

100	See Telegeography Research, Global Internet Geography, Fig. 4 (2004)

(“Telegeography Report”). As Telegeography notes, AS connections are at best a proxy for market share, as they only show who is “likely” to have the most customers, and this measure does not weight connections for traffic flows or revenues. See Kende Decl. ¶ 6.

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percent.101 Thus, the “Internet backbone market is beset with ruinous price declines and brutal competition.”102

Nothing about the Verizon/MCI transaction will undermine this competition. Verizon’s backbone is small by any measure. It is concentrated primarily in the Northeast and Mid-Atlantic regions and does not extend to any foreign countries. See Lack/Pilgrim Decl. ¶ 17. Measured by AS connections, Verizon’s backbone does not even rank in the top 50. See Kende Decl. ¶ 8 & Exh. 3. Thus, the proposed transaction would not significantly increase the relative size or competitive significance of MCI’s backbone, and the concerns expressed by the DOJ in the context of prior mergers do not apply here.103

101	Telegeography Report at Exec. Summary. Moreover, ongoing technological changes have led to substitutes that make consumers less dependent on Internet transport services. For example, customers increasingly use caching to store frequently accessed content at locations closer to the end user, thereby reducing the amount of traffic that flows over Internet backbones. Similarly, content providers can use mirroring to store and distribute information stored on centralized servers to remote servers closer to the “edge” of the network. Developments in network architecture and routing schemes also have given Internet connectivity providers additional flexibility to choose from a variety of physical paths to the same destination, and these providers use this technology to avoid potential delays by rerouting traffic away from points of congestion. See Michael D. Pelcovits & Vinton G. Cerf, Economics of the Internet, in 2 Emerging Telecommunications Networks; The International Handbook of Telecommunications Economics (Gary Madden ed., 2003).
102	Telegeography Report at Exec. Summary.
103	MCI’s role with respect to exchange of traffic at public network access points (“NAPs”) also has diminished in the last five years. The amount of traffic still exchanged at NAPs is small and declining. See Cerf Decl. ¶ 3 (Attachment 14). Instead of using NAPs, Internet connectivity providers increasingly exchange traffic through direct connections over dedicated facilities, or use the new breed of hybrid exchanges offering premium interconnection facilities, managed by companies such as Equinix and PAIX. See Kende Decl. ¶ 12. The number of public exchange points, as well as the amount of Internet exchange space, has grown significantly over the past decade. See id. ¶ 13.

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Finally, MCI supports the Internet offerings of certain cable operators, including Time Warner Cable, Bright House Networks, Susquehanna Communications, and Armstrong Group of Companies. See Cerf Decl. ¶ 11. MCI picks up the cable operator’s traffic at the softswitch or media gateway (which MCI may operate or own), and terminates the traffic over its network, as well as handling other administrative and provisioning tasks. See id.

The transaction would not have a material effect on competition to provide these services. First, MCI provides these services pursuant to long-term contracts, which Verizon plans to honor. See Lew/Lataille Decl. ¶ 12. Second, MCI’s contracts are non-exclusive, and a number of other providers provide comparable services, including Sprint and Level 3, many of which began offering these services around the same time as MCI. Indeed, AOL recently chose Level 3 as its wholesale provider for its new VoIP service.104 As the success of these other recent entrants demonstrates, MCI does not possess any unique capabilities in providing these services.

International. This transaction also will not harm competition in the provision of international services. With respect to end users, the market is characterized by robust competition: according to Commission data, there are more than 800 international service providers in the United States, and the price per minute of the average international toll call has declined from $0.23 in 2000 to $0.09 in 2003. See Strategic Anal. & Negotiations Div., Int’l Bureau, FCC, International Telecommunications Data at 1, 36 (Jan. 2005). In these circumstances, the loss of a single competitor is

104	See Angwin, AOL To Launch Net Phone Service at A3.

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inconsequential, especially because Verizon’s international long distance operations primarily consist of resale to mass-market customers within its in-region service areas. See Lack/Pilgrim Decl. ¶ 4. Nor do the combined companies’ affiliated foreign carriers pose a risk of competitive harm to end users: MCI is not affiliated with any dominant foreign carrier, and of the three countries in which Verizon has a foreign carrier affiliate that is classified as dominant, MCI has an affiliation only in Venezuela, where its presence is de minimis. See Tarazi Decl. ¶¶ 3-4 (Attachment 15).

The transaction also will not adversely affect competition in the inputs used to provide international long-distance service, specifically submarine cable facilities landing in the United States and cable landing station ownership at the foreign end of U.S. international routes. The Commission noted in 2000 that “there has been explosive growth in the number and capacity of submarine cables.”105 Since then, the number and capacity of submarine cables has approximately quadrupled worldwide.106 The proposed transaction will not undermine this intense competition: the combined company’s interests would remain modest in each of the relevant regions. See Lack/Pilgrim Decl. ¶¶ 7-12 & Exhs. 1-3; Tarazi Decl. ¶¶ 5-8 & Exh. 1. Finally, the transaction will not affect competition as to cable landing station ownership because neither MCI nor its affiliates own cable landing stations at the foreign end of any U.S.-international route. See Tarazi Decl. ¶ 9.

105	Notice of Proposed Rulemaking, Review of Commission Consideration of Applications Under the Cable Landing License Act, 15 FCC Rcd 20789, ¶ 1 (2000).
106	See Cathy Hsu, Policy Div., Int’l Bureau, FCC, 2003 Section 43.82 Circuit Status Data, Table 7 (Dec. 2004).

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Ancillary Services. Verizon and MCI both provide a handful of additional ancillary services such as directory assistance, operator call completion services, inmate calling services, conference call services, and prepaid calling cards. In each case, Verizon is a relatively small and diminishing competitor for the service. For example, Verizon’s share of the total directory assistance services revenue was already small, and that share will continue to decline going forward as intermodal competitors (including wireless and free internet services) continue to grow. See Hassett et al. Decl. ¶¶ 91-93. Similarly, Verizon is not a significant competitor for either inmate calling services or prepaid calling cards, and it has made a decision (independent of this transaction) to discontinue or not expand its offering of both of these services. See id. ¶¶ 96-97, 99. Finally, Verizon cannot be considered a significant competitor for either operator call completion services or conference call services. See id. ¶¶ 94-95, 98. Accordingly, this transaction will not diminish competition for these ancillary services.

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V. CONCLUSION

For the reasons set forth above, the Commission should grant Verizon’s and MCI’s request for authority under sections 214(a) and 310(d) of the Communications Act of 1934, as amended, and section 2 of the Cable Landing License Act, to transfer control of the licenses and authorizations at issue.

March 11, 2005

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FREQUENTLY CITED ORDERS

AT&T/TCG Order:

Memorandum Opinion and Order, Applications for Consent to the Transfer of Control of Licenses and Section 214 Authorizations from Tele-Communications, Inc. to AT&T Corp., 14 FCC Rcd 3160 (1999)

AT&T Wireless/Cingular Order:

Memorandum Opinion and Order, Applications of AT&T Wireless Services, Inc. and Cingular Wireless Corp. for Consent To Transfer Control, 19 FCC Rcd 21522 (2004)

Bell Atlantic/GTE Order:

Memorandum Opinion and Order, Application of GTE Corp. and Bell Atlantic Corp. for Consent To Transfer Control, 15 FCC Rcd 14032 (2000)

Bell Atlantic/NYNEX Order:

Memorandum Opinion and Order, Applications of NYNEX Corp. and Bell Atlantic Corp. for Consent To Transfer Control of NYNEX Corp. and Its Subsidiaries, 12 FCC Rcd 19985 (1997)

MCI/WorldCom Order:

Memorandum Opinion and Order, Application of WorldCom, Inc. and MCI Communications Corp. for Transfer of Control, 13 FCC Rcd 18025 (1998)

SBC/Ameritech Order:

Memorandum Opinion and Order, Applications of Ameritech Corp. and SBC Communications Inc. for Consent To Transfer Control, 14 FCC Rcd 14712 (1999)

SBC/SNET Order:

Memorandum Opinion and Order, Applications for Consent to the Transfer of Control of Licenses and Section 214 Authorizations from Southern New England Telecommunications Corp. to SBC Communications, Inc., 13 FCC Rcd 21292 (1998)

Time Warner/AOL Order:

Memorandum Opinion and Order, Applications for Consent to the Transfer of Control of Licenses and Section 214 Authorizations by Time Warner Inc. and America Online, Inc. to AOL Time Warner Inc., 16 FCC Rcd 6547 (2001)

Triennial Review Order:

Report and Order and Order on Remand and Further Notice of Proposed Rulemaking, Review of the Section 251 Unbundling Obligations of Incumbent Local Exchange Carriers, 18 FCC Rcd 16978 (2003)

Triennial Review Remand Order:

Order on Remand, Unbundled Access to Network Elements; Review of the Section 251 Unbundling Obligations of Incumbent Local Exchange Carriers, WC Docket No. 04-313, CC Docket No. 01-338, FCC 04-290 (rel. Feb. 4, 2005)

Verizon Communications Inc. (Verizon) intends to file a registration statement, including a proxy statement of MCI, Inc. (MCI), and other materials with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about Verizon and MCI, at www.sec.gov, the SEC’s website. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareholders with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2004 annual meeting of shareholders, dated March 15, 2004. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2003. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor and www.mci.com/about/investor_relations/sec/.